SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Annual Report

2011

Portugal Telecom, SGPS, S.A.

Public Company - Avenida Fontes Pereira de Melo, 40 • 1069-300 Lisboa - Share capital: Euro 26,895,375

Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Annual Report

2011

Management Report

Introduction

Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) and its subsidiaries, jointly controlled entities and associated companies which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal, Brasil and several other countries in Africa and Asia. The Group disposed of its former investment in Vivo in September 2010, and concluded the acquisition of the investments in Oi and Contax in March 2011. The consolidated annual report of the Company provides a detailed explanation of its consolidated activity and the evolution of its businesses for the year ended 31 December 2011 and, as such, we propose to the shareholders the analysis of that report in conjunction with this report.

Business overview

Apart from management of investments, the Company did not conduct any other business activity.

Legal Information

•                  There are no outstanding amounts overdue to the Portuguese State and the Portuguese Social Security System.

•                  The Company with the members of its Board of Directors and Audit Committee did not enter into any material businesses or transactions, except for those mentioned in Note 48 of the 2011 Consolidated Annual Report.

Proposal for application of profits

Considering that:

A)          Net profit for the year ended 31 December 2011 amounted to Euro 342,259,821;

B)            On 3 November 2010, the Board of Directors of Portugal Telecom approved a new shareholder remuneration policy which include, namely, the payment of an ordinary dividend of Euro 0.65 per share for the fiscal year ended 31 December 2011, representing an increase of 13% in relation to the Company’s initial commitment of Euro 0.575 per share for the same period (subject to approval by the General Shareholder’s Meeting);

C)            Also in line with that shareholder remuneration policy, the Board of Directors of Portugal Telecom deliberated, in December 2011, to proceed with an advance over 2011 profits amounting to Euro 192,750,187.50, although the total amount paid to shareholders on 4 January 2012 was Euro 184,799,868.

The Board of Directors proposes that:

1.               Considering the net income for the year amounting to Euro 342,259,821 and the amount of Euro 184,799,868 already paid as an advance over 2011 profits, increased by Euro 232,522,984.50 included in the caption of retained earnings, we propose that, in addition to the advance over 2011 profits deliberated in December 2011, a total of Euro 389,982,937.50 be paid to shareholders, corresponding to Euro 0.435 per share, in respect of the total number of issued shares;

2.               Therefore, taking into account the amount corresponding to the advance over 2011 profits deliberated in December 2011 and paid on January 2012, the total amount to be distributed to the shareholders shall amount to Euro 582,733,125, corresponding to a dividend of Euro 0.65 per share;

3.               Taking into account the proposal as set out in item 7 on the agenda of the Shareholder’s Meeting, it will not be possible to accurately determine the number of own shares that will be in treasury on the date of the abovementioned payment without limiting the Company’s intervention ability, we propose that, in the distribution of the overall sum of Euro 389,982,937.50, as provided for in the foregoing paragraphs, calculated on the basis of an unit amount per issued share (in this case, Euro 0.435 per share), the following be observed:

a)              Each issued share shall be paid the unit amount of Euro 0.435;

b)             The amount corresponding to the shares that, on the payment day of the abovementioned amount, belong to the Company itself (calculated on the said unit amount of Euro 0.435 per issued share) shall not be paid and shall be transferred to retained earnings;

4.               That, considering the right to the abovementioned payment pertaining to the shares resulting from the exercise of the right to conversion of convertible bonds issued:

a)              Each share entitled to dividend resulting from the conversion of convertible bonds shall be paid the said unit amount of Euro 0.435;

b)             The payment to each share resulting from the conversion of convertible bonds shall be made by using retained earnings.

2011 events and recent developments

The events of the year ended 31 December 2011 and recent developments are described in the 2011 Consolidated Annual Report of Portugal Telecom.

Lisbon, 22 March 2012

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director

Alfredo José Silva de Oliveira Baptista, Executive Director

Carlos Alves Duarte, Executive Director

Pedro Humberto Monteiro Durão Leitão, Executive Director

Manuel Rosa da Silva, Executive Director

Shakhaf Wine, Executive Director

Otávio Marques de Azevedo, Non-Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Aníbal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Pedro Jereissati, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Standalone financial statements

INDEX

Balance sheet
Income statement
Statement of changes in shareholders’ equity
Statement of cash flows
Notes to the standalone financial statements

1.	Introduction
2.	Basis of presentation
3.	Main accounting policies, judgments and estimates
4.	Cash flows
5.	Errors, changes in accounting policies and estimates
6.	Tangible fixed assets
7.	Financial investments - equity method of accounting
8.	Related parties
9.	Other financial assets and financial liabilities
10.	Income taxes
11.	State and other public entities
12.	Other accounts receivable and accounts payable
13.	Deferrals
14.	Shareholders’ equity
15.	Provisions and contingent liabilities
16.	Loans obtained
17.	Suppliers
18.	Accrued expenses
19.	Equity in earnings/(losses) of affiliated companies
20.	Supplies and external services
21.	Wages and salaries
22.	Increases/(reductions) in fair value
23.	Other income and gains
24.	Other expenses and losses
25.	Interest and related income/(expense)
26.	Earnings per share
27.	Guarantees and other financial commitments
28.	Events occurred after the balance sheet date

PORTUGAL TELECOM, SGPS, S.A.

BALANCE SHEET

31 DECEMBER 2011 AND 2010

Euro

	Notes	2011	2010
ASSETS
Non-current assets
Tangible fixed assets	6	1,448,664	1,491,857
Financial investments - equity method of accounting	7	7,611,950,981	10,027,794,939
Financial investments - other methods		1,572,085	1,553,402
Balances with Group companies	8	906,273,575	928,190,728
Other financial assets	9	500	643,242
Deferred tax assets	10	121,242,478	5,871,483
Total non-current assets		8,642,488,283	10,965,545,651
Current assets
Advances to suppliers		86,990	90,709
State and other public entities	11	57,005,512	5,667,463
Balances with Group companies	8	748,499,781	789,318,955
Other accounts receivable	12	71,084,090	35,111,329
Deferrals	13	7,197,630	2,127,133
Financial assets held for trading	4.(e)	60,000,000	—
Non-current assets held for sale	7	—	131,839,636
Cash and bank deposits	4	467,617,335	825,831,437
Total current assets		1,411,491,338	1,789,986,662
Total assets		10,053,979,621	12,755,532,313
SHAREHOLDERS’ EQUITY
Share capital	14	26,895,375	26,895,375
Treasury shares	14	(326,382,863)	(178,071,826)
Legal reserve	14	6,773,139	6,773,139
Other reserves	14	156,180,056	158,456,357
Adjustments to financial assets	14	(30,932,527)	428,480,272
Retained earnings		2,738,716,229	(413,661,880)
Advances on account of profits	14	(184,799,868)	(875,872,500)
Net income		342,259,821	5,124,694,888
Total shareholders’ equity		2,728,709,362	4,277,693,825
LIABILITIES
Non-current liabilities
Provisions	15	354,841	410,136
Loans obtained	16	1,377,456,176	2,940,777,587
Deferrals	13	4,860,716,873	4,860,716,873
Deferred tax liabilities	10	14,286,361	15,143,542
Other financial liabilities	9	8,532,123	3,805,052
Total non-current liabilities		6,261,346,374	7,820,853,190
Current liabilities
Provisions	15	32,044,768	31,636,115
Loans obtained	16	749,748,092	553,908,306
Deferrals		227,490	227,490
Balances with Group companies	8	241,436,660	18,165,319
Suppliers	17	1,115,114	1,455,763
Accrued expenses	18	38,605,584	50,117,899
State and other public entities	11	89,921	1,471,344
Other accounts payable		656,256	3,062
Total current liabilities		1,063,923,885	656,985,298
Total liabilities		7,325,270,259	8,477,838,488
Total liabilities and shareholders’ equity		10,053,979,621	12,755,532,313

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010

Euro

	Notes	2011	2010
Equity in earnings/(losses) of affiliated companies	19	206,660,270	5,271,597,728
Supplies and external services	20	(5,182,328)	(11,381,155)
Wages and salaries	21	(14,818,932)	(7,944,618)
Indirect taxes		(1,375,031)	(1,701,313)
Impairment of accounts receivable ((losses)/reversals)		—	(4,063,283)
Provisions ((increases)/reductions)	15	(463,653)	(6,208,060)
Increases/(reductions) in fair value	22	190,656	1,180,676
Other income and gains	23	5,514,730	3,484,646
Other expenses and losses	24	(8,364,928)	(33,990,721)
INCOME BEFORE DEPRECIATION AND AMORTISATION, FINANCING EXPENSES AND TAXES		182,160,784	5,210,973,900
Depreciaton and amortisation ((expenses)/reversals)	6	(259,939)	(271,044)
OPERATING INCOME (BEFORE FINANCING EXPENSES AND TAXES)		181,900,845	5,210,702,856
Interest and related income	25	148,416,665	99,979,131
Interest and related expenses	25	(117,977,194)	(214,030,095)
INCOME BEFORE TAXES		212,340,316	5,096,651,892
Income taxes	10	129,919,505	28,042,996
NET INCOME		342,259,821	5,124,694,888
Basic earnings per share	26	0.40	5.72
Diluted earnings per share	26	0.40	5.36

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2011

Euro

		Share	Treasury	Legal	Other	Adjustments to	Retained	Advances on account of	Net	Total shareholders’
		capital	shares	reserve	reserves	financial assets	earnings	profits	income	equity
Balance as at 31 December 2009	A	26,895,375	(178,071,826)	6,773,139	158,560,276	(179,603,228)	579,166,608	—	644,363,246	1,058,083,590
Changes in the period:
Foreign currency translation adjustments		—	—	—	—	316,556,078	—	—	—	316,556,078
Unpaid dividends		—	—	—	—	1,458,649	(1,458,649)	—	—	—
Transfer from adjustments to shareholders’ equityof subsidiaries		—	—	—	—	1,222,181,595	(1,222,181,595)	—	—	—
Disposal of Vivo		—	—	—	—	(572,602,757)	101,303,598	—	—	(471,299,159)
Other changes recognized in shareholders’ equity		—	—		(103,919)	(359,510,065)	2,249	—	—	(359,611,735)
	B	—	—	—	(103,919)	608,083,500	(1,122,334,397)	—	—	(514,354,816)
Net income	C								5,124,694,888	5,124,694,888
Comprehensive income	B+C									4,610,340,072
Operations with shareholders:
Application of the previous year’s earnings		—	—	—	—	—	140,736,558	—	(644,363,246)	(503,626,688)
Advances on account of 2010 profits		—	—	—	—	—	—	(875,872,500)	—	(875,872,500)
Taxes on income of equity swaps		—	—	—	—	—	(11,230,649)	—	—	(11,230,649)
	D	—	—	—	—	—	129,505,909	(875,872,500)	(644,363,246)	(1,390,729,837)
Balance as at 31 December 2010	E=A+B+C+D	26,895,375	(178,071,826)	6,773,139	158,456,357	428,480,272	(413,661,880)	(875,872,500)	5,124,694,888	4,277,693,825
Changes in the period:
Foreign currency translation adjustments		—	—	—	—	(238,054,786)	—	—	—	(238,054,786)
Unpaid dividends		—	—		—	1,276,199	(1,276,199)	—	—	—
Transfer from adjustments to shareholders’ equityof subsidiaries		—	—	—	—	(41,573,309)	41,573,309	—	—	—
Other changes recognized in shareholders’ equity		—	—	—	(2,276,301)	(181,060,903)	(398,882)	—	—	(183,736,086)
	F	—	—	—	(2,276,301)	(459,412,799)	39,898,228	—	—	(421,790,872)
Net income	G								342,259,821	342,259,821
Comprehensive income	F+G									(79,531,051)
Operations with shareholders:
Acquisition of Portugal Telecom’s shares by Oi (Notes 1and 14.2)		—	(148,311,037)	—	—	—	—	—	—	(148,311,037)
Application of the previous year’s earnings		—	—	—	—	—	3,130,835,067	875,872,500	(5,124,694,888)	(1,117,987,321)
Advances on account of 2011 profits		—	—	—	—	—	—	(184,799,868)	—	(184,799,868)
Taxes on income of equity swaps		—	—	—	—	—	(18,355,186)	—	—	(18,355,186)
	H	—	(148,311,037)	—	—	—	3,112,479,881	691,072,632	(5,124,694,888)	(1,469,453,412)
Balance as at 31 December 2011	E+F+G+H	26,895,375	(326,382,863)	6,773,139	156,180,056	(30,932,527)	2,738,716,229	(184,799,868)	342,259,821	2,728,709,362

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010

Euro

	Notes	2011	2010
OPERATING ACTIVITIES
Payments to suppliers		(7,129,129)	(21,547,750)
Payments to employees		(6,376,517)	(7,375,673)
		(13,505,646)	(28,923,423)
Cash receipts relating to income taxes	4.(a)	126,216,058	142,975,180
Other cash receipts		(9,876,815)	(18,607,219)
Cash flows from operating activities (1)		102,833,597	95,444,538
INVESTING ACTIVITIES
Cash receipts resulting from:
Financial investments	4.(b)	2,176,771,556	666,533,418
Loans granted	4.(c)	123,286,044	1,214,396,244
Interest and related income		112,205,889	74,111,637
Dividends	4.(d)	39,101,301	1,755,844,768
Tangible fixed assets		16,068	44,798
Other investing activities		1,776,022	—
		2,453,156,880	3,710,930,865
Payments resulting from:
Short-term financial applications	4.(e)	(60,000,000)	—
Financial investments	4.(f)	(114,460,039)	(60,918,963)
Loans granted	4.(c)	—	(968,966,389)
Tangible fixed assets		(18,450)	(64,947)
		(174,478,489)	(1,029,950,299)
Cash flows from investing activities (2)		2,278,678,391	2,680,980,566
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	4.(g)	5,006,000,000	18,121,461,846
Payments resulting from:
Loans repaid	4.(g)	(6,485,439,187)	(18,522,531,136)
Dividends	14.6	(1,138,634,250)	(1,379,499,188)
Interest and related expenses		(120,884,372)	(199,453,054)
Other financing activities		—	(4,876,200)
		(7,744,957,809)	(20,106,359,578)
Cash flows from financing activities (3)		(2,738,957,809)	(1,984,897,732)
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(357,445,821)	791,527,372
Effect of exchange differences		(768,281)	(287,013)
Cash and cash equivalents at the beginning of the period		825,831,437	34,591,078
Cash and cash equivalents at the end of the period	4.(h)	467,617,335	825,831,437

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

Notes to the Standalone Financial Statements

As at 31 December 2011

(Amounts in Euro)

1.             Introduction

Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) and its subsidiaries, jointly controlled entities and associated companies (Note 8), which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal, Brasil and several other countries in Africa and Asia. The corporate purpose of the Company is the management of investments.

As a result of the five privatization processes between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is held mainly by private shareholders. The shares of Portugal Telecom are listed on the Euronext and on the NYSE - New York Stock Exchange.

On 26 July 2011, Portugal Telecom’s General Meeting of Shareholders approved an amendment to the Company’s Bylaws, eliminating the special rights granted to the 500 Class A shares (the so-called “golden share”).

In September 2010, the Group disposed of its 50% interest in Brasilcel, the joint venture that controlled Vivo.

On 27 January 2011, Portugal telecom concluded the disposal to a third party of the 28.78% stake previously held by the Group in UOL, including the 21.95% (Note 7) and 6.83% stakes held respectively by Portugal Telecom and by another Group company as at 31 December 2010. This transaction was concluded for a total cash consideration of 356 million Brazilian Reais, equivalent to 10.3 Brazilian Reais per share.

On 28 March 2011, Portugal Telecom concluded the acquisition process of the investments in Oi and Contax and the agreements with the controlling shareholders of these companies, for a total cash consideration of R$8,437 million. As a result of this operation, Portugal Telecom acquired an economic interest of 25.3% in Oi and 14.1% in Contax. Under the terms of this acquisition, Portugal Telecom shares the power to govern the strategic financial and operating policies of these companies, and as such these investments are classified as jointly controlled entities, under the terms of IAS 31 Interest in Joint Ventures. Consequently, as permitted by this standard, the entities acquired are proportionally consolidated in the consolidated financial statements of Portugal Telecom, while in these standalone financial statements they are recognized by the equity method of accounting. Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Contax is one of the leading corporate services company and the leader in contact centre services in Brazil.

The transaction mentioned above was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom with Andrade Gutierrez Participações, S.A. (“AG”) and LF Tel, S.A. (“LF”), two of the main shareholders of Telemar Participações, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group. The purpose of the strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

Under the strategic partnership between Portugal Telecom and Oi, it is envisaged that, amongst other purposes, Oi would acquire up to 10% of the outstanding shares of Portugal Telecom. Up to 31 December 2011, Oi acquired 64,557,566 shares of Portugal Telecom, representing 7.2% of share capital. Portugal Telecom’s share in this investment was classified as treasury shares in its Balance Sheet and amounted to Euro 148 million as at 31 December 2011 (Note 14.2) .

These financial statements, which relate to the Company on a standalone basis, were prepared in accordance with accounting principles generally accepted in Portugal (Note 2), and, as such, the financial investments were accounted for under the equity method, as explained in Note 3.4. The Company prepared and presented separately its consolidated financial statements, which include the financial statements of the companies controlled by Portugal Telecom. In these standalone financial statements, the shareholders’ equity as at 31 December 2011 and the net income for the year then ended include the effect of the consolidation of the shareholders’ equity and net income of Portugal Telecom’s affiliated companies, based on their respective financial statements, but do not include the effect of the fully or proportionally consolidation of their assets, liabilities, costs and revenues.

2.             Basis of presentation

These financial statements were prepared based on Decree-law nº. 158/2009, dated 13 July, and in accordance with the conceptual structure, Accounting and Reporting Standards (“NCRF”) and Interpretative Standards, as approved by Notices nº 15652/2009, 15655/2009 and 15653/2009 of the General-Secretary of the Ministry of Finance, dated 27 August 2009, which make up the New Portuguese accounting system, named “Sistema de Normalização Contabilística” (“SNC”).

The Company adopted NCRF for the first time in 2010 and applied for this purpose the “NCRF 3 Adoption For The First Time of NCRF” (“NCRF 3”), with the transition date being 1 January 2009 for the purposes of the presentation of these financial statements. As permitted by Decree-Law nº. 158/2009, the Company also applies the International Financial Reporting Standards (“IAS/IFRS”) and related interpretations (“SIC/IFRIC”) issued by the International Accounting Standards Board (“IASB”), in order to fill in the gaps or omissions in SNC regarding specific situations of certain transactions.

The consolidated financial statements of Portugal Telecom are prepared, since 1 January 2005, in accordance with IFRS as adopted by the European Union, which are applicable to the listed companies in the European Union. Therefore, the shareholders’ equity as at 31 December 2011 and 2010 and the net income for the years then ended that are included in the consolidated financial statements of Portugal Telecom differ from the amounts presented in these standalone financial statements. The reconciliation of the shareholders’ equity as at 31 December 2011 and net income for the year then ended, attributable to the Company’s shareholders, between the standalone (under NCRF) and the consolidated financial statements (under IFRS), is as follows:

Reconciliation between NCRF and IFRS	(Euro million)

		Shareholders’
	Net income	equity
In accordance with NCRF	342	2,729

Direct costs with business combinations (IFRS 3)	(12)	(36)

Amortization of goodwill and licences (IAS 36 and 38)	(7)	143

Subsidies for investments (IAS 20)	—	(8)

Disposal of UOL	16	—

In accordance with IFRS	339	2,828

3.             Main accounting policies, judgments and estimates

These standalone financial statements were prepared on a going concern basis of accounting. The main accounting policies used in the preparation of these standalone financial statements are described below and were applied consistently.

3.1.         Tangible fixed assets

Tangible fixed assets are stated at acquisition cost, which includes the amount paid to acquire the asset and any expenses directly attributable to bring the asset to the location and condition necessary for their operation.

Tangible fixed assets are depreciated on a straight-line basis from the month they are available for use, during its expected use life. The depreciation rates reflect the useful life of each class of assets, as follows:

Asset class	Years of useful life
Transportation equipment	4
Administrative equipment	3 - 8
Other tangible fixed assets	4 - 8

The gains and losses resulting from any write-off or disposal are determined by the difference between the amount received and the carrying value of the asset, and are recognized in the income statement.

3.2.         Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The remaining lease contracts are considered operating leases. The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liabilities are accounted for at the beginning of the contract as the lower amount between the fair value of the assets and the present value of minimum lease payments. Rents include the reimbursement of the liability and interest expense, with interest being recognized in the income statement based on a periodic interest rate over the remaining liability.

Under operating leases, rents are recognized on a straight-line basis during the period of the lease.

3.3.         Business combinations and goodwill

Acquisitions of subsidiaries are accounted for based on the purchase method. On the acquisition date, the purchase price includes the following components: (a) the fair value of assets acquired; (b) the fair value of liabilities incurred; (c) the fair value of equity instruments issued by the Company in exchange for the control of the subsidiary; and (d) expenses directly attributable to the acquisition. When applicable, the purchase price includes the effect of contingent payments agreed upon under the terms of the transaction, with subsequent changes in those payments being recorded as an adjustment to goodwill.

Any excess of the acquisition cost over the fair value of net assets acquired and contingent liabilities of the acquired company, at the date of acquisition, is recorded as goodwill, in accordance with “NCRF 14 Business Combinations” (“NCRF 14”). If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income. As provided for in NCRF 3, the Company applies NCRF 14 only to acquisitions occurred after 1 January 2009.

Goodwill resulting from the acquisition of subsidiaries is included in the balance sheet under the caption “Goodwill”, while goodwill resulting from the acquisition of associated companies is included under the caption “Financial investments - equity method of accounting”, together with the financial investments in those entities, as part of the value assigned to the financial investment.

Goodwill is not amortized, but tested for impairment losses on an annual basis or whenever there is evidence of a potential loss of value. For impairment test purposes, goodwill is allocated to cash generating units. Any impairment loss is recognised in the income statement of the period, and cannot be reversed in a subsequent period.

3.4.         Financial investments

Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies of the entity, generally represented by the majority of the voting rights. Associated companies are entities over which the Company has a significant influence but not control, generally represented by stakes between 20% and 50% of voting rights.

Financial investments in subsidiaries and associated companies are recorded under the equity method of accounting. Under this method, financial investments are initially recorded at acquisition cost and subsequently adjusted for the changes, after the acquisition date, in the Company’s share in the net assets of those entities. Portugal Telecom’s earnings include its share in the earnings of its subsidiaries and associated companies.

Financial investments in foreign entities are translated to Euros using the exchange rates prevailing at the balance sheet date, while the Company’s share in the earnings of those entities is computed based on the average exchange rates for the reported period. The effect of translation differences is recognised in shareholders’ equity under the caption “Adjustments to financial assets”, and is transferred to net income upon the disposal of a foreign entity or the realization of the investment through another way. The exchange rates used in the translation of the main foreign entities (held directly or indirectly by Portugal Telecom) are as follows:

	2011		2010
	Closing		Closing
Currency	balance	Average	balance	Average
American dollar	1.2939	1.392	1.3362	1.3259
Brazilian Real	2.4159	2.3265	2.2177	2.3315

Financial investments are evaluated whenever there is evidence they may be impaired and the related impairment losses are recorded in the income statement.

Gains obtained in transactions with subsidiaries and associated companies are eliminated proportionally to the Company’s share in those entities, against a reduction in the financial investment.

Capital gains resulting from the disposal of subsidiaries and associated companies within the Group are deferred or reversed until the date these investments are disposed of to a third party. Whenever these gains are deferred, their recognition in earnings is made under the caption “Equity in earnings/(losses) of affiliated companies”, on the same proportion that goodwill recorded by the acquirer is recognized in earnings.

Additional capital contributions and loans granted to subsidiaries and associated companies are recorded at nominal value, reduced by adjustments for estimated losses, if applicable.

3.5.         Accruals and deferrals

The Company records its revenue and expenses as they are generated or incurred, regardless of when they are received or paid, respectively.

3.6.         Income taxes

Income tax expense corresponds to the sum of current and deferred taxes. Deferred taxes are recognized in earnings except when they relate to items recorded directly in shareholders’ equity, in which case they are also recorded in shareholders’ equity.

Portugal Telecom adopted the special taxation regime for Groups of companies, as defined in Section 69 of the Corporate Income Tax Code (“IRC”), which applies to all companies in which it holds, directly or indirectly, at least 90% of the share capital and that, simultaneously, are located in Portugal and are subject to corporate income tax. Any gain generated by the Group as a result of the adoption of this regime, resulting from tax losses of the companies included in the tax consolidation, is recorded in earnings under the caption “Equity in earnings/(losses) of affiliated companies” (Note 19). The companies which are not under this regime are subject to corporate income tax on a standalone basis, based on the respective taxable profits and tax rates.

The current income tax is computed based on the estimated taxable income for corporate income tax purposes, based on the statutory tax rate in Portugal, which is increased through a municipal tax and/or through an additional state surcharge depending on the collectible profit of the year (Note 10). The Company applies the municipal tax to consolidated taxable income, in accordance with Portuguese tax legislation, and applies the state surcharge to the standalone taxable income of each of the companies included in the Portugal Telecom’s tax consolidation.

The income tax expense recorded in the financial statements was determined in accordance with “NCRF 25 Income Taxes”. In determining income tax expense for the year, besides the current tax based on profit before-tax adjusted in accordance with the tax legislation, it is also considered the effects of temporary differences between income before tax and taxable income originated in the year or in preceding years.

Deferred taxes correspond to the temporary differences between assets and liabilities for accounting purposes and the related amounts for taxable purposes. Deferred tax assets and liabilities are computed and evaluated annually, using the tax rates which are expected to be in force at the date of reversal of these temporary differences.

Deferred tax assets are recorded only when there is a reasonable expectation of sufficient future tax profits which allow for their use. As at the balance sheet date the Company conducts a reassessment of the temporary differences originating deferred tax assets, in order to record deferred tax assets not recognized previously and/or to reduce the amount of deferred tax assets that are recognized, based on the current estimate of its recoverable amount.

3.7.         Accounts receivable

Accounts receivable are initially recognized at fair value, and subsequently measured at amortized cost, based on the effective interest rate method, deducted from impairment losses.

Impairment losses for doubtful accounts receivable are computed based on the evaluation of the estimated risks resulting from the non-collection of receivables. Impairment losses are recorded in the income statement.

3.8.         Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered primarily through a sale transaction rather than through continuing use. This condition is regarded as met, only when the subject transaction is highly probable and the asset or group of assets is available for immediate sale in its present condition. The sale should be completed within one year as from the date the asset was classified as held for sale.

Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

3.9.         Provisions and contingent liabilities

The Company recognizes provisions when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria is not accomplished, the Company discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions are recognized for an amount corresponding to the present value of the best estimate, at the reporting date, of the resources needed to settle the obligation. That estimate is determined considering the risks and uncertainties associated with the obligation. Provisions are reviewed at the end of each year and adjusted for in order to reflect the best estimate as of that date.

3.10.       Loans obtained

Loans obtained are initially recognized at fair value, net of transaction costs incurred, and subsequently presented at amortized cost, based on the effective interest method.

Exchangeable bonds issued by Portugal Telecom are recognized as compound instruments, comprising the following two components: (i) the present value of the debt, estimated through the prevailing market interest rate for similar non-convertible debt, which is recorded as a financial liability; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, which is recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognized at amortized cost and the shareholders’ equity component is recognized at the initial value.

3.11.       Treasury shares

Equity swap contracts on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of shareholders’ equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

Portugal Telecom’s shares acquired by its subsidiaries are recognized in the Balance Sheet as treasury shares at the acquisition cost, based on the Portugal Telecom’s effective interest in those entities.

3.12.       Balance sheet classification

Realizable assets and liabilities due over a period greater than one year from the balance sheet date are classified under non-current assets and non-current liabilities, respectively, at present value.

3.13.       Foreign currency transactions and balances

Transactions denominated in foreign currencies (different from the Company´s domestic currency) are translated to Euros at the exchange rates prevailing at the time the transactions are made. Assets and liabilities in foreign currency for which there is no agreement for fixing an exchange rate are translated to Euros using the exchange rates prevailing at the balance sheet date. Favourable or unfavourable exchange rate differences arising from the differences between exchange rates in force at the date of the respective transactions and those applying on the date of collection or payment or at the balance sheet date are recorded as gains and losses in the income statement.

Assets and liabilities as at 31 December 2011 and 2010 were translated into Euros using the following exchange rates to the Euro reported by the Portuguese Central Bank:

Currency	2011	2010
American dollar	1.2939	1.3362
Brazilian Real	2.4159	2.2177

3.14.       Financial assets and liabilities

Financial assets and liabilities are recognized in the balance sheet when the Company becomes part of the corresponding contractual terms, and are classified in the following categories: (a) at cost or amortized cost; and (b) at fair value, with the respective changes being recorded in the income statement.

(a)           Financial assets and liabilities at cost or amortized cost

Assets and liabilities are classified at cost or amortized cost if they: (a) have a defined maturity; (b) have a fixed or determined income; and (c) don’t represent or include a derivative financial instrument.

Assets and liabilities classified in this category are measured at amortized cost reduced by accumulated impairment losses (for financial assets) and correspond primarily to the following asset and liability captions included in the Company’s balance sheet:

•                  Loans included under the caption “Financial investments - equity method of accounting”

•                  Loans obtained

•                  Balances with Group companies

•                  Suppliers

•                  Accrued expenses

•                  Advances to suppliers

•                  State and other public entities

•                  Other accounts receivable and payable

•                  Other financial assets and liabilities

•                  Cash and bank deposits

Amortized cost is determined through the effective interest method. The effective interest rate is the one that discounts the estimated future payments and receipts, during the term of the financial instrument, to the carrying value of the financial asset or liability.

(b)   Financial assets and liabilities at fair value

All the remaining financial assets and liabilities not included in the category “cost or amortized cost” are recognized at fair value. These financial assets and liabilities correspond primarily to interest and exchange rate derivative financial instruments.

The changes in the fair value of these derivatives are recognized through shareholders’ equity or profit and loss, depending on whether those derivatives meet or not the criteria for hedge accounting, respectively. These changes in fair value are recorded under the caption “Increases/(reductions) in fair value” (Note 22).

(c)   Impairments on financial assets

Financial assets included under the caption “cost or amortized cost” are subject to impairment tests by the end of each year. Such assets are impaired when there is clear evidence that, as a result of one or more events occurred after its initial recognition, their future estimated cash flows will be affected.

For assets measured at amortized cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the present value of the revised future estimated cash flows discounted using the initial effective interest rate. For financial assets measured at cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the best estimated of the asset’s fair value.

Subsequently, if there is a reduction in the impairment loss as a result of an event occurred after the initial recognition of the loss, the impairment should be reversed through earnings. The reversal is recognized up to the limit of the amount that would be recorded (at amortized cost) if the loss had not been initially recognized.

Impairment losses and related reversals are recorded in earnings primarily under the caption “Impairment of accounts receivable ((losses)/reversals)”.

(d)   Derecognition of financial assets and liabilities

The Company derecognizes financial assets when its contractual rights to obtain the asset’s cash flows expire, or when it transfers to another entity all the significant risks and rewards associated with the ownership of those assets. The Company derecognizes financial liabilities only when the corresponding obligation is settled, cancelled or expires.

3.15.       Main accounting estimates and judgements

To prepare the standalone financial statements under NCRF, the Company’s management uses estimates and assumptions that have an effect in the application of accounting policies and in the amounts reported. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting estimates reflected in the financial statements relate to the impairment tests of financial instruments and the evaluation of the fair value of financial instruments.

The Company tests annually its financial investments for impairment, whenever they present evidence of impairment, including severe decline in the operations activity of the affiliated company. Under this analysis, the Company determines the recoverable amounts of the financial investments. The recoverable amounts of investment are determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation for each of the subsidiaries, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit.

Estimates used are based on the best information available during the preparation of financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with “NCRF 4 Accounting Policies, Changes in Estimates and Errors” (“NCRF 4”), changes to these estimates that occur after the date of the financial statements are recognized in net income, using a prospective methodology.

3.16.       Events occurred after the balance sheet date

Events occurred after the balance sheet date that provide additional information about conditions existing at the balance sheet date are reflected in the financial statements. Events occurred after the balance sheet date that provide information about conditions that occur after the balance sheet date are not reflected in the financial statements, but are disclosed in the notes to the financial statements, if material.

4.             Cash flows

The caption “Cash and cash equivalents” of the statement of cash flows includes cash on hand and bank deposits readily convertible to a known amount of cash.

The Company is exposed to a liquidity risk if its sources of funding, including cash balances, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match its financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by investing activities, mainly from dividends and interest received from affiliated companies, and on the available cash and cash equivalents plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, the Company believes that it will be able to meet its obligations.

Considering the centralized cash management system implemented by the Company in 2006 for its operations in Portugal, under which the companies that are included in this system can finance its cash requirements through Portugal Telecom, the Company manages the liquidity risk of its Group operations in Portugal. In order to reduce this risk, Portugal Telecom seeks to maintain a liquidity position and an average maturity of debt that allows the repayment of short-term loans obtained and, simultaneously, the payment of all contractual obligations, as mentioned above. As at 31 December 2011, the amount of available cash, from Group operations in Portugal, plus the undrawn amount of underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and committed standby facilities amounted to Euro 5,095 million, while average maturity of net debt was 3.5 years.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to shareholders. The capital structure of the Group includes loans obtained, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings. Portugal Telecom reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of its capital structure.

The cash flow statement was prepared in accordance with “NCRF 2 Statement of Cash Flows”, with the following aspects being worth mentioning:

(a)           Cash receipts relating to income taxes

In the years ended 31 December 2011 and 2010, this caption has the following composition:

Euro

	2011	2010
Collections from subsdiaries within RETGS (a)	153,696,404	125,779,793
Payments on account made by the Company	(17,108,412)	(47,535,649)
Income tax reimbursment related to the previous year	12,021,917	65,805,262
Income tax paid in Brazil related to the disposal of UOL (Note 10.3)	(7,114,332)	—
Other (b)	(15,279,519)	(1,074,226)
	126,216,058	142,975,180

(a)         In 2011 and 2010, this caption includes collections from subsidiaries related to (1) payments on account of income tax to be paid in the following year amounting to Euro 127,749,302 and Euro 115,729,188 (Note 8), respectively, and (2) the settlement of the fourth and last instalment regarding the previous year income tax, amounting to Euro 25,947,102 and Euro 10,050,605, respectively.

(b)         In 2011, this caption includes mainly (1) Euro 8.9 million related to withholding taxes on capital income, primarily related to interest on short-term financial applications, (2) Euro 4.0 million related to withholding tax on income from equity swaps on own shares, and (3) Euro 2.1 million related to an additional tax assessment regarding prior years.

(b)           Cash receipts resulting from financial investments

In the years ended 31 December 2011 and 2010, this caption has the following composition:

Euro

	2011	2010
Reimbursement of additional paid in capital contributions (Note 7):
PT Portugal	1,992,950,000	635,000,000
PT Investimentos Internacionais (“PT II”)	9,100,000	—
PT Participações	—	6,674,110
PT Compras	—	2,620,000
	2,002,050,000	644,294,110
Disposals of financial investments:
UOL (Note 7) (a)	119,327,361	—
Bratel Brasil (Note 7)	36,644,195	—
Brasilcel (Note 19)	—	150,000
	155,971,556	150,000
Share capital reductions (Note 7):
Africatel Holdings B.V. (“Africatel”)	18,750,000	22,089,308
	18,750,000	22,089,308
	2,176,771,556	666,533,418

(a)         This caption relates to the amount obtained from the disposal of the investment in UOL, which was classified as a non-current asset held for sale at 31 December 2010 (Note 7.e).

(c)                                  Cash receipts (payments) resulting from loans granted

In the years ended 31 December 2011 and 2010, cash receipts from loans granted, net of cash payments, amounted to Euro 123,286,044 and Euro 245,429,855, respectively, and are as follows:

Euro

	2011	2010
Reimbursement of loans granted:
Africatel (Note 8)	27,600,000	—
Yunit (Note 7)	2,228,328
Sportinveste Multimédia SGPS, S.A. (“Sportinveste”) (Note 7)	1,000,000	1,700,000
INESC (Note 7)	101,595	85,965
PT Comunicações	—	744,000,000
	30,929,923	745,785,965
Loans granted in the period (Note 8):
PT Portugal	—	(572,200,000)
Telecomunicações Móveis de Moçambique (“TMM”)	—	(12,116)
	—	(572,212,116)
Intercompany loans within centralized cash management:
TMN	52,799,489	321,371,860
PT Inovação	17,339,930	(23,766,128)
PT Sales	11,749,662	(5,502,399)
PT Contact	3,897,522	(8,570,230)
PT Centro Corporativo	3,301,499	(4,697,824)
PT Sistemas de Informação (“PT SI”)	2,489,876	(2,678,784)
PT Compras	333,190	(508,469)
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A. (“PT Pro”)	161,239	—
PT Portugal	—	146,350,630
PT Comunicações	—	(337,114,865)
PT Prime	—	(13,410,666)
Other companies	283,714	382,881
	92,356,121	71,856,006
	123,286,044	245,429,855

(d)                                 Dividends received

In the years ended 31 December 2011 and 2010, this caption has the following composition:

Euro

	2011	2010
PT Participações (Note 7)	25,000,000	—
Portugal Telecom Internacional Finance BV (“PT Finance”) (Note 7)	12,160,033	2,254,047
PT Centro Corporativo (Note 7)	1,798,593	2,014,150
Vortal (Note 25)	142,675	97,642
PT Portugal (Note 7)	—	1,751,350,311
UOL (Note 7)	—	128,618
	39,101,301	1,755,844,768

(e)           Payments resulting from short-term financial applications

In the year ended 31 December 2011, the Company entered into short-term financial applications amounting to Euro 60,000,000, with maturity as at 16 April 2012 and a coupon of 6.5% .

(f)            Payments resulting from financial investments

In the years ended 31 December 2011 and 2010, this caption has the following composition:

Euro

	2011	2010
Share capital increases (Note 7):
PT Brasil	75,534,487	60,854,909
Bratel Brasil	36,678,542	—
	112,213,029	60,854,909
Other operations:
Additional paid in capital contributions granted to Yunit (Note 7)	2,228,328	—
Advances for a share capital increase at Apor	13,940	—
Incorporation of Vortal SGPS	4,742	—
Advances for a share capital increase at PT Ásia (Note 7)	—	60,000
Incorporation of TMM (Note 7)	—	4,054
	2,247,010	64,054
	114,460,039	60,918,963

(g)           Cash receipts (payments) resulting from loans obtained

In the years ended 31 December 2011 and 2010, loans repaid, net of cash receipts from loans obtained, amounted to Euro 1,479,439,187 and Euro 401,069,290, respectively, and are as follows:

Euro

	2011	2010
External loans obtained (repaid), net:
Short-term commercial paper	(1,327,050,000)	(445,650,000)
Bank loans	26,484,965	89,948,449
	(1,300,565,035)	(355,701,551)
Intercompany loans within centralized cash management:
PT Portugal	(86,532,551)	—
PT Comunicações	(4,761,996)	—
PT II	(2,497,403)	—
PT Imobiliária	(358,156)	(947,788)
PT Ventures	(94,981)	—
PT Móveis	—	(41,226,418)
PT Pro	—	(1,502,388)
PT Prime	—	(993,688)
Other companies	(11,422)	(397,025)
	(94,256,509)	(45,067,307)
Partial reimbursement of liabilities on equity swaps on own shares (Note 16.5)	(84,304,307)	—
Leases and other loans obtained	(313,336)	(300,432)
	(1,479,439,187)	(401,069,290)

(h)           Cash and cash equivalents

As at 31 December 2011 and 2010, this caption has the following composition:

Euro

	2011	2010
Cash	2,000	2,000
Bank deposits immediately available	467,615,335	825,829,437
	467,617,335	825,831,437

5.             Changes in accounting policies and estimates and errors

The Company did not adopt any new or revised standard or interpretation during the year ended 31 December 2011, and did not voluntarily changed other accounting policies or accounting estimates.

During the year ended 31 December 2011, the Company did not adjust its financial statements for any material errors from previous years.

6.             Tangible fixed assets

During the years ended 31 December 2011 and 2010, movements occurred in tangible fixed assets were as follows:

Euro

2011

	Buildings			Other
	and other	Transportation	Administrative	tangible
	constructions	equipment	equipment	fixed assets	Total
Gross amount
Opening balance	111,715	1,244,377	903,600	1,046,328	3,306,020
Acquisitions	—	218,299	—	18,450	236,749
Disposals	—	(160,016)	—	—	(160,016)
Closing balance	111,715	1,302,660	903,600	1,064,778	3,382,753
Accumulated depreciation
Opening balance	111,715	726,203	884,791	91,454	1,814,163
Depreciation	—	238,876	4,955	16,108	259,939
Disposals	—	(140,013)	—	—	(140,013)
Closing balance	111,715	825,066	889,746	107,562	1,934,089
Carrying amount	—	477,594	13,854	957,216	1,448,664

Euro

2010

	Buildings			Other
	and other	Transportation	Administrative	tangible
	constructions	equipment	equipment	fixed assets	Total
Gross amount
Opening balance	111,715	1,427,126	903,600	1,046,328	3,488,769
Acquisitions	—	312,396	—	—	312,396
Disposals	—	(494,920)	—	—	(494,920)
Transfers and write-offs	—	(225)	—	—	(225)
Closing balance	111,715	1,244,377	903,600	1,046,328	3,306,020
Accumulated depreciation
Opening balance	111,715	909,266	875,843	70,574	1,967,398
Depreciation	—	241,216	8,948	20,880	271,044
Disposals	—	(424,054)	—	—	(424,054)
Transfers and write-offs	—	(225)	—	—	(225)
Closing balance	111,715	726,203	884,791	91,454	1,814,163
Carrying amount	—	518,174	18,809	954,874	1,491,857

7.                         Financial investments - equity method of accounting

During the years ended 31 December 2011 and 2010, the movements occurred in this caption were as follows:

Euro

2011

		Additional paid
		in capital
	Investments in	contributions in	Investments in	Goodwill in	Loans to	Advances for
	subsidiary	subsidiary	associated	associated	associated	financial
	companies	companies	companies	companies	companies	investments	Total
Gross amount
Opening balance	2,594,005,201	7,358,387,500	(18,162,984)	61,419,919	36,637,234	92,000	10,032,378,870
Increases	112,213,029	—	—	—	2,228,328	—	114,441,357
Reductions	(55,388,568)	(2,002,050,000)	—	—	(1,101,596)	—	(2,058,540,164)
Equity method	(302,717,114)	—	1,161,934	—	—	—	(301,555,180)
Dividends	(38,958,626)	—	—	—	—	—	(38,958,626)
Other	(131,171,345)	—	—	—	—	(60,000)	(131,231,345)
Closing balance	2,177,982,577	5,356,337,500	(17,001,050)	61,419,919	37,763,966	32,000	7,616,534,912
Impairment losses
Opening balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Closing balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Carrying amount	2,177,982,577	5,356,337,500	(18,996,241)	61,419,919	35,175,226	32,000	7,611,950,981

Euro

2010

		Additional paid
		in capital
	Investments in	contributions in	Investments in	Goodwill in	Loans to	Advances for
	subsidiary	subsidiary	associated	associated	associated	financial
	companies	companies	companies	companies	companies	investments	Total
Gross amount
Opening balance	1,623,606,017	8,002,681,610	60,965,284	98,569,274	38,423,199	32,000	9,824,277,384
Increases	60,858,963	—	—	—	—	60,000	60,918,963
Reductions	(22,102,331)	(644,294,110)	—	—	(1,785,965)	—	(668,182,406)
Equitymethod	2,687,270,878	—	12,956,455	—	—	—	2,700,227,333
Dividends	(1,755,618,507)	—	(128,619)	—	—	—	(1,755,747,126)
Other	(9,819)	—	12,178	4,918,181	—	—	4,920,540
Non-current assets held for sale	—	—	(91,968,282)	(42,067,536)	—	—	(134,035,818)
Closing balance	2,594,005,201	7,358,387,500	(18,162,984)	61,419,919	36,637,234	92,000	10,032,378,870
Impairment losses
Opening balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Increases	—	—	—	2,196,182	—	—	2,196,182
Non-current assets held for sale	—	—	—	(2,196,182)	—	—	(2,196,182)
Closing balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Carrying amount	2,594,005,201	7,358,387,500	(20,158,175)	61,419,919	34,048,494	92,000	10,027,794,939

a)            Increases

In the years ended 31 December 2011 and 2010, increases in financial investments recorded by the equity method of accounting, including goodwill and loans granted to associated companies, were as follows (Note 4):

Euro

	2011	2010
Share capital increases at PT Brasil	75,534,487	60,854,909
Share capital increase at Bratel Brasil (a)	36,678,542	—
Additional paid in capital contributions granted to Yunit	2,228,328	—
Advances for a share capital increase at PT Ásia	—	60,000
Incorporation of TMM	—	4,054
	114,441,357	60,918,963

(a)         On 27 January 2011, the Company subscribed 83,964,486 ordinary shares of Bratel Brasil for an amount of 83,964,518 Brazilian Real, as the remaining shareholders of this company relinquished its right of preference in this capital increase. As a result of this operation, Portugal Telecom obtained a direct stake of approximately 1.01% of Bratel Brasil. This subsidiary was used by the Group to realize the investment in Oi, being, indirectly, fully controlled by Portugal Telecom.

b)            Reductions

In the years ended 31 December 2011 and 2010, reductions in financial investments recorded by the equity method of accounting were as follows:

Euro

	2011	2010
Reimbursement of additional paid in capital contributions (Note 4):
PT Portugal	1,992,950,000	635,000,000
PT II	9,100,000	—
PT Participações	—	6,674,110
PT Compras	—	2,620,000
	2,002,050,000	644,294,110
Reductions in investments in subsidiarycompanies:
Disposal of Bratel Brasil (a)	36,638,569	—
Share capital reduction at Africatel (Note 4)	18,750,000	22,089,308
Disposal of PT Prime Tradecom	—	13,023
	55,388,569	22,102,331
Reimbursement of loans granted (Note 4):
Sportinveste	1,000,000	1,700,000
INESC	101,595	85,965
	1,101,595	1,785,965
	2,058,540,164	668,182,406

(a)         On 9 September 2011, the Company disposed of the 1.01% stake held in this subsidiary as a result of the share capital increase subscribed in January 2011, as mentioned above. Portugal Telecom disposed of this investment to Bratel BV, an entity, indirectly, fully controlled by the Company, for a total cash consideration of Euro 36,644,195 (Note 4), and recorded a capital gain of Euro 5,626 (Note 19).

c)             Equity method of accounting

In the years ended 31 December 2011 and 2010, the movements occurred in investments in subsidiaries and associated companies resulting from the application of the equity method of accounting were recorded as follows:

Euro

	2011	2010
Gains in affiliated companies (Note 19)	90,759,112	3,219,380,548
Adjustments to financial assets (Note 14)	(392,314,292)	(519,153,215)
	(301,555,180)	2,700,227,333

d)            Dividends attributed

The detail of dividends attributed by subsidiaries and associated companies in the years ended 31 December 2011 and 2010 is as follows (Note 4):

Euro

	2011	2010
PT Participações	25,000,000	—
PT Finance BV	12,160,033	2,254,047
PT Centro Corporativo	1,798,593	2,014,150
PT Portugal (a)	—	1,751,350,311
UOL	—	128,618
	38,958,626	1,755,747,126

(a)         In 2010, this caption includes dividends amounting to Euro 471,350,311 related to the year ended 31 December 2009 and an advance on account of profits related to the year ended 31 December 2010 amounting to Euro 1,280,000,000.

e)             Other movements

In the year ended 31 December 2011, other movements occurred in the caption “Investments in subsidiary companies”, totalling Euro 131,171,345, include the following net effects:

•                  An amount of Euro 148,311,037 corresponding to the Company’s share in the investment made by Oi for the acquisition of 64,557,566 Portugal Telecom’s shares, which was deducted from the financial investment in Oi, which is reflected in the Company´s Balance Sheet indirectly through the investment in PT Portugal, and recognized as treasury shares (Note 14.2);

•                  An amount of Euro 20,646,929 (Note 14.6), corresponding to the portion of dividends paid by Portugal Telecom related to the shares held by Oi that are classified in the Company´s Balance Sheet as treasury shares, since the payment of those dividends resulted in a reduction of the caption “Cash and bank deposits” and an increase in the financial investment in Oi as a result of the dividends received by this entity;

•                  An amount of Euro 3,512,719 (Note 14.6) corresponding to the portion of dividends attributed by Portugal Telecom in December 2011 related to the shares held by Oi; and

•                  An amount of Euro 7,019,956 corresponding to the income tax paid by Oi on dividends received from Portugal Telecom, which was recognized directly in shareholders’ equity.

In the year ended 31 December 2010, other movements in investments in subsidiaries and associated companies relate to the disposal of a 35.65% stake in PT Prime Tradecom, following which Portugal Telecom’s interest decreased to 33,33% and, accordingly, this entity became an associate company instead of a subsidiary. In 2010, other movements occurred in goodwill related to associated companies, in the amount of Euro 4,918,181 (Note 14.5), correspond to the impact of foreign currency translation adjustments on goodwill related to the acquisition of the investment in UOL, which was disposed of in January 2011, as mentioned above.

f)             Non-current assets held for sale

Non-current assets held for sale in the year ended 31 December 2010, amounting to a net value of Euro 131,839,636, relate to the total investment in UOL, and were reclassified to an independent caption in current assets following an offer received in December 2010 for the disposal of the 28.78% stake held by the Group in UOL, for a total amount of 356 million Brazilian Real. Consequently, the investment in UOL as at 31 December 2010 was adjusted to its recoverable amount, corresponding to the amount to be obtained with this sale, and was classified as a non-current asset held for sale.

The disposal of the 28.78% stake in UOL, including the 21.95% and 6.83% stakes held as at 31 December 2010 by Portugal Telecom and PT Brasil, respectively, was completed in January 2011. As a result of these operations:

•                  The Group received a total amount of Euro 155,549,986, having Portugal Telecom received Euro 119,327,361 (Note 4);

•                  Portugal Telecom recognized a total gain of Euro 11,892,743 (Note 19), which includes a gain of Euro 21,384,507 (Note 14.5) corresponding to cumulative foreign currency translation adjustments relating to this investment, which were transferred from the caption “Currency translation adjustments” to profit and loss on the date that the Group completed this disposal (27 January 2011).

g)            Goodwill

As at 31 December 2011 and 2010, goodwill amounting to Euro 61,419,919 was initially recorded in 2002 as a result of the acquisition of the investment in associated company Páginas Amarelas.

8.              Related parties

8.1.    Balances with Group companies

As at 31 December 2011 and 2010, the captions “Balances with Group companies” included in current and non-current assets and in current liabilities have the following composition:

Euro

	2011	2010
DEBIT BALANCES
Non-Current
Loans granted (a)	906,273,575	928,190,728
Total non-current	906,273,575	928,190,728
Current
Intercompany loans granted within centralized cash management (b)	720,800,192	709,733,815
Accounts receivable within tax consolidation (c)	16,546,759	42,194,843
Other	11,152,830	37,390,297
Total current	748,499,781	789,318,955
Total	1,654,773,356	1,717,509,683
CREDIT BALANCES
Current
Accounts payable within tax consolidation (c)	50,211,430	2,940,076
Dividends attributed (d)	189,123,747	756,268
Other	2,101,483	14,468,975
Total current	241,436,660	18,165,319

(a)   As at 31 December 2011 and 2010, non-current loans granted have the following composition:

Euro

	2011	2010
PT Portugal (Note 4)	572,200,000	572,200,000
Africatel (i)	334,061,209	353,750,426
TMM (ii)	12,366	11,974
Yunit	—	2,228,328
	906,273,575	928,190,728

(i)             The original currency of this loan granted to Africatel is the U.S. Dollar. During the year ended 31 December 2011, the change in the outstanding balance includes a reimbursement of Euros 27,600,000 (Note 4) and foreign currency translation gain of Euro 7,910,783 (Note 25). During the year ended 31 December 2010, there was no reimbursement and foreign currency translation adjustments amounted to a gain of Euro 24,080,096 (Note 25).

(ii)          During the year ended 31 December 2010, the company granted a loan to this subsidiary for an amount of U.S. Dollar 16,000, equivalent to Euro 12,116 (Note 4) on the transation date.

(b)         As at 31 December 2011 and 2010, the detail of loans granted under the centralized cash management system in order to meet short-term needs, is as follows:

Euro

	2011	2010
PT Comunicações	590,122,803	571,950,141
PT Portugal	93,310,445	7,577,894
PT Contact	18,512,710	22,410,232
PT Inovação	7,155,320	24,495,250
PT Centro Corporativo	5,763,119	9,064,617
PT II	2,551,425	—
PT Sales	1,416,591	13,166,254
PT SI	188,908	2,678,784
PT Compras	175,279	508,469
PT Participações	85,537	304,450
PT Móveis	78,359	—
PT PRO	63,525	—
TMN	—	43,577,541
PT Prime	—	13,410,666
Other	1,376,171	589,517
	720,800,192	709,733,815

(c)          As at 31 December 2011 and 2010, the net balance of these captions include mainly: (1) income taxes payable by the companies included in the tax consolidation regime, amounting to Euro 112,105,540 and Euro 156,507,985, respectively, (2) payments on account made by these companies, amounting to Euro 127,749,302 and Euro 115,729,188 (Note 4), respectively, (3) income taxes payable to subsidiaries related to withholding tax credits, in the amounts of Euro 12,532,333 and Euro 1,524,030, respectively; and (4) an amount of Euro 5,488,576 payable to subsidiaries as at 31 December 2011 related to the tax benefits for the year 2010 associated with the investment program SIFIDE.

(d)         This caption includes mainly an amount of Euro 188,312,588 (Note 14.6) related to the dividends attributed by Portugal Telecom to its shareholders, as approved by the Board of Directors on 15 December 2011. This amount was paid to the shareholders on 4 January 2012.

8.2.                            Financial investments in subsidiaries and associated companies

As mentioned in Note 1, Portugal Telecom is the parent company of the Group. Consequently, all companies included in the Group were considered as related parties.

As at 31 December 2011 and 2010, the detail of Portugal Telecom’s financial investments in its subsidiaries and associated companies is as follows (Notes 7, 15 and 19):

Euro

	2011				2010
			Addicional				Addicional	Provision for
		Financial	paid-in	Share on		Financial	paid-in	financial	Share on
Company name	% held	investments	capital	net income	% held	investments	capital	investments	net income
SUBSIDIARIES:
PT Portugal	100.00%	1,120,296,314	5,306,050,000	(61,466,362)	100.00%	1,691,887,990	7,299,000,000	—	3,072,275,871
PT Brasil	99.99%	231,944,793	—	14,484,623	99.99%	155,277,905	—	—	631,938
PT Ásia (a)	—	—	—	—	99.84%	—	—	(55,295)	—
Portugal Telecom Europa (b)	98.67%	169,373	—	—	98.67%	169,373	—	—	—
PT Participações	100.00%	48,589,561	—	23,701,064	100.00%	50,115,307	—	—	20,831,157
Africatel (c)	75.00%	530,963,906	1,687,500	84,713,457	75.00%	464,382,930	1,687,500	—	101,595,323
PT Imobiliária	100.00%	12,191,413	—	(410,840)	100.00%	12,602,254	—	—	(1,415,397)
Previsão – Sociedade Gestora de Fundos de Pensões, S.A.	82.05%	2,271,718	—	(369,998)	82.05%	2,641,507	—	—	(829,754)
PT Finance	100.00%	275,550,300	—	21,774,620	100.00%	265,935,713	—	—	15,205,381
PT Compras	100.00%	(34,326,055)	35,500,000	993,060	100.00%	(35,319,115)	35,500,000	—	(45,342)
PT II	100.00%	(11,440,979)	13,100,000	4,139,362	100.00%	(15,580,341)	22,200,000	—	6,123,755
PT Centro Corporativo	100.00%	1,768,178	—	1,679,147	100.00%	1,887,624	—	—	1,798,594
Bratel Brasil (d)	—	—	—	669,437	—	—	—	—	—
TMM (b)	100.00%	4,055	—	—	100.00%	4,054	—	—	—
		2,177,982,577	5,356,337,500	89,907,570		2,594,005,201	7,358,387,500	(55,295)	3,216,171,526
ASSOCIATED COMPANIES:
Páginas Amarelas	24.88%	6,321,405	—	943,301	24.88%	5,378,105	—	—	846,336
SGPICE (e)	—	—	—	—	22.22%	—	—	—	1,055,024
UOL (f)	—	—	—	—	21.95%	—	—	—	10,431,091
Sportinveste (g)	50.00%	(25,668,975)	30,023,168	(108,645)	50.00%	(25,560,330)	30,023,168	—	(8,181,581)
INESC (h)	26.36%	1,995,192	—	—	26.36%	1,995,192	—	—	—
Yunit	33.33%	351,318	2,228,328	16,886	33.33%	24,039	—	—	113,176
Multicert (b)	—	10	—	—	—	10	—	—	—
		(17,001,050)	32,251,496	851,542		(18,162,984)	30,023,168	—	4,264,046
		2,160,981,527	5,388,588,996	90,759,112		2,575,842,217	7,388,410,668	(55,295)	3,220,435,572

(a)         This company was liquidated during the year ended in 31 December 2011.

(b)         These companies are not engaged in any activity.

(c)          The shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 2,250,000, of which Euro 1,687,500 were granted by Portugal Telecom.

(d)         As explained in Note 7, the Company acquired, on 27 January 2011, a 1.01% stake in this subsidiary, trough the subscription of a capital increase, and sold this same investment to a Group company on 9 September 2011.

(e)          This company was disposed of in 2010.

(f)           As mentioned in Note 7, the investment in UOL was classified as at 31 December 2010 under the caption “Non- current assets held for sale” and was disposed of in January 2011.

(g)          The shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 46,165,181, of which Euro 30,023,168 were granted by Portugal Telecom.

(h)         This investment is fully adjusted for.

The main financial information regarding the above entities, except for those which have no activity or are fully adjusted for, is as follows:

Euro

		2011					2010
				Service					Service
				rendered	Net	Shareholders’s			rendered	Net	Shareholders’s
Company name	Address	Assets	Liabilities	and sales	income	equity	Assets	Liabilities	and sales	income	equity
SUBSIDIARIES:
PT Portugal	Av. Fontes Pereira de Melo, nº	11,923,612,320	5,497,266,006	—	(61,466,362)	6,426,346,314	11,564,076,966	2,573,188,976	—	3,072,275,871	8,990,887,990
	40 - Lisbon
PT Brasil	R.Sampaio Viana, 277-5º	259,544,085	27,576,095	—	14,486,072	231,967,990	195,669,112	40,375,678	—	632,001	155,293,434
	Paraíso - S.Paulo, Brazil
PT Participações	Av. Fontes Pereira de Melo, nº	237,866,340	189,276,779	—	23,701,064	48,589,561	236,530,489	186,415,182	—	20,831,157	50,115,307
	40 - Lisbon
Africatel	Naritaweg 165, Telestone 8,	1,072,352,683	362,150,808	490,593	112,951,275	710,201,875	1,013,928,290	392,501,049	429,192	135,460,430	621,427,241
	1043 BW Amsterdam,
	Netherlands
PT Imobiliária	R. Tenente Espanca, nº 35 -	13,251,451	1,060,038	497,812	(410,840)	12,191,413	13,731,500	1,129,247	—	(1,415,397)	12,602,253
	Lisbon
Previsão — Sociedade Gestora de	R. Entrecampos, nº 28 - Lisbon	3,810,297	1,041,564	250,000	(450,948)	2,768,733	4,850,517	1,631,091	1,990,814	(1,011,291)	3,219,426
Fundos de Pensões, S.A.
PT Finance	Strawinkylaan 3105, 7º floor -	7,168,875,729	6,893,325,429	—	21,774,620	275,550,300	5,845,035,220	5,579,099,507	—	15,205,381	265,935,713
	Amsterdam, Netherlands
PT Compras	R. Entrecampos, nº 28 - Lisbon	3,928,576	2,754,631	1,748,877	993,060	1,173,945	2,990,495	2,809,610	—	(45,342)	180,885
PT II	Av. Fontes Pereira de Melo, nº	10,073,237	8,414,216	12,348,326	4,139,362	1,659,021	13,173,092	6,553,433	12,348,326	6,123,755	6,619,659
	40 - Lisbon
PT Centro Corporativo	Av. Fontes Pereira de Melo, nº	31,857,143	30,088,965	62,363,365	1,679,147	1,768,178	32,673,187	30,785,563	62,363,365	1,798,594	1,887,624
	40 - Lisbon
ASSOCIATED COMPANIES:
Páginas Amarelas	Av.Republica, 50, 6º - Lisbon	58,026,016	32,613,333	36,573,773	3,792,163	25,412,683	71,893,983	50,273,461	48,762,622	3,402,355	21,620,522
SGPICE	Rua Mouzinho da Silveira, 32,	—	—	—	—	—	—	—	—	—	—
	7º - Lisbon
UOL	São Paulo - Brazil	—	—	—	—	—	575,136,817	156,143,886	248,604,332	47,522,625	418,992,931
Sportinveste	Lg. Lagoa, nº15 A Linda-a-Velha	36,166,719	25,385,022	—	(217,290)	10,781,697	41,152,940	30,153,952	—	(408,694)	10,998,988
Multimédia,SGPS,SA
Yunit	Rua de Entrecampos nº 28,	19,299,787	16,017,399	12,377,146	50,662	3,282,388	5,806,615	5,734,490	1,364,524	182,458	72,125
	Lisbon

8.3. Balances and transactions with related parties

Besides the receivables and payables included under the captions “Balances with Group companies”, as detailed above, the Company has other receivables and payables with related parties included in other captions. The nature and detail of the main balances with related parties as at 31 December 2011 and 2010 are as follows:

Euro

2011

	Loans granted	Shareholders and	Other		Shareholders and		Accounts payable	Total
	to associated	Group companies	accounts	Total accounts	Group companies		and investment	accounts
	companies	(debit balance) (a)	receivable (b)	receivable	(credit balance)	Loans obtained	suppliers	payable
SUBSIDIARIES:
PT Portugal	—	665,510,445	22,109,887	687,620,332	—	—	—	—
PT Comunicações	—	591,236,464	20,270,018	611,506,482	(39,247,567)	—	(86,902)	(39,334,469)
Africatel	—	334,061,209	14,769,532	348,830,741	—	—	—	—
PT Contact	—	19,589,435	567,289	20,156,724	—	—	—	—
TMN	—	9,282,847	24,501	9,307,348	—	—	(12,672)	(12,672)
PT Brasil	—	8,870,039	27,610	8,897,649	—	—	(959,370)	(959,370)
PT Inovação	—	7,513,979	537,487	8,051,466	—	—	—	—
PT Centro Corporativo	—	6,490,055	546,699	7,036,754	—	—	(317,504)	(317,504)
PT Participações	—	3,425,574	57,664	3,483,238	—	—	(274)	(274)
PT II	—	3,240,535	42,527	3,283,062	—	—	—	—
PT Sales	—	1,647,153	190,776	1,837,929	—	—	—	—
PT Pro	—	1,380,215	37,432	1,417,647	—	—	—	—
PT Compras	—	704,832	18,233	723,065	—	—	—	—
PT SI	—	269,947	38,827	308,774	(1,507,911)	—	(1,112)	(1,509,023)
PT Móveis	—	78,359	35,134	113,493	(7,823,079)	—	—	(7,823,079)
Other companies	—	1,424,622	17,922	1,442,544	(1,632,873)	—	165,146	(1,467,727)
ASSOCIATED COMPANIES:
Sportinveste	2,595,500	—	23,079	2,618,579	—	—	—	—
INESC	2,916,971	—	—	2,916,971	—	—	—	—
Páginas Amarelas (Note 24)	—	—	—	—	—	—	(4,487,449)	(4,487,449)
Other companies	—	47,646	148,864	196,510	—	(52,618)	(56,457)	(109,075)
	5,512,471	1,654,773,356	59,463,481	1,719,749,308	(50,211,430)	(52,618)	(5,756,594)	(56,020,642)

Euro

2010

	Loans granted	Shareholders and	Other		Shareholders and		Accounts payable	Total
	to associated	Group companies	accounts	Total accounts	Group companies		and investment	accounts
	companies	(debit balance) (a)	receivable (b)	receivable	(credit balance)	Loans obtained	suppliers	payable
SUBSIDIARIES:
PT Comunicações	—	586,344,181	1,226,907	587,571,088	(9,558,279)	—	(14,145)	(9,572,424)
PT Portugal	—	579,777,894	4,044,032	583,821,926	—	—	—	—
Africatel	—	362,986,357	16,394,374	379,380,731	—	—	—	—
TMN	—	58,791,478	577,378	59,368,856	(1,363,200)	—	—	(1,363,200)
PT Prime	—	32,912,516	89,032	33,001,548	(598,800)	—	—	(598,800)
PT Inovação	—	24,495,250	56,596	24,551,846	(743,543)	—	—	(743,543)
PT Contact	—	23,829,845	41,517	23,871,362	(423,000)	—	—	(423,000)
PT Sales	—	13,385,329	15,597	13,400,926	(88,800)	—	—	(88,800)
PT Centro Corporativo	—	9,324,779	309,136	9,633,915	(86,400)	—	126,688	40,288
PT Brasil	—	8,771,440	27,610	8,799,050	(102,022)	—	(1,032,569)	(1,134,591)
PT Móveis	—	7,579,895	101,235	7,681,130	—	—	(18,643)	(18,643)
PT SI	—	2,878,716	7,041	2,885,757	(1,043,476)	—	—	(1,043,476)
PT II	—	2,207,929	28,122	2,236,051	(20,598)	—	(381)	(20,979)
PT Participações	—	304,450	205	304,655	(2,435,972)	—	(1,006)	(2,436,978)
Other companies	—	1,539,666	21,326	1,560,992	(776,961)	(137,101)	(8,640)	(922,702)
ASSOCIATED COMPANIES:
Sportinveste	3,595,500	—	21,978	3,617,478	—	—	—	—
INESC	3,018,566	—	—	3,018,566	—	—	—	—
Páginas Amarelas (Note 24)	—	—	—	—	—	—	(8,518,621)	(8,518,621)
Other companies	—	2,379,958	302,643	2,682,601	(168,000)	—	(46,304)	(214,304)
	6,614,066	1,717,509,683	23,264,729	1,747,388,478	(17,409,051)	(137,101)	(9,513,621)	(27,059,773)

(a)       As mentioned above, debit balances with shareholders and group companies are mainly related to loans granted and accounts receivable from the tax consolidation regime.

(b)       This caption includes, primarily, financial expenses from subsidiaries, namely, interest expenses from loans granted.

In the years ended 31 December 2011 and 2010, the nature and detail of the main transactions with related parties are as follows:

Euro

	2011				2010
			Recorevy	Other			Recorevy	Other
	Net interest	Supplies and	of costs of	operacional	Net interest	Supplies and	of costs of	operacional
	and related	external	wages and	income	and related	external	wages and	income
	income	services	salaries	(expenses)	income	services	salaries	(expenses)
SUBSIDIARIES:
Africatel	45,816,928	—	—	(524,916)	65,754,134	—	—	1,982,717
PT Comunicações	27,687,861	(332,038)	(153,713)	—	7,193,140	(6,398)	253,124	—
PT Portugal	26,790,302	—	—	—	4,564,976	—	—	—
PT Contact	751,461	—	(1,800)	—	111,103	—	89,887	—
PT Centro Corporativo	444,884	(1,423,331)	1,517,536	—	104,376	(2,304,508)	1,825,942	—
PT Sales	261,485	—	—	—	119,899	—	—	—
TMN	21,829	—	—	—	2,540,874	—	—	—
PT Prime	—	—	—	—	291,238	—	—	—
Other companies	954,259	(3,007)	299,558	171,798	163,339	—	369,581	114,257
ASSOCIATED COMPANIES:
Sportinveste	87,242	—	—	—	93,676	—	(4,354)	—
Paginas Amarelas (Note 24)	—	—	—	(4,203,213)	—	—	—	(8,518,621)
Fundação PT	—	—	94,736	—	—	—	96,223	1,369,500
Other companies	150,386	—	(43,510)	381	140,276	—	—	(220)
	102,966,637	(1,758,376)	1,712,807	(4,555,950)	81,077,031	(2,310,906)	2,630,403	(5,052,367)

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom and its subsidiaries entered into various transactions with those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the year ended 31 December 2011 and balances on that date between Group companies and its major shareholders are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (a)	and losses (a)	receivable	payable
Caixa Geral de Depósitos	54,171,401	11,185,302	5,610,759	506,281
BES	107,846,541	31,849,608	3,348,902	—
Visabeira	6,251,177	97,957,253	2,497,519	12,643,673
Controlinveste	2,696,760	50,994,482	236,228	8,212,821
Ongoing	1,114,823	3,337,710	379,247	366,677
Barclays	407,638	10,368,511	177,504	—
	172,488,340	205,692,866	12,250,159	21,729,452

(a)          Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions.

8.4. Other information

During the years ended 31 December 2011 and 2010, fixed remunerations board members, which were established by the Remunerations Committee, amounted to Euro 5.32 million and Euro 6.68 million, respectively.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance (“VRMT”), which payment is deferred for a period of 3 years. In 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to Euro 2.34 million, and in 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3.52 million. In 2011 and 2010, there were no payments related to the VRMT and, under the terms of the approved remuneration policy of executive board members, the deferred payment of AVR and VRMT amounted to Euro 4.28 million as at 31 December 2011, which is conditional on the positive performance of the Company under the terms of the remuneration policy in place. On an annual basis, Portugal Telecom recognizes an accrual for the variable remunerations.

Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Remunerations Committee approved an extraordinary variable remuneration payable to the Chairman and five executive board members regarding their performance under the Vivo transaction (Note 1) and the acquisition of a strategic investment in Oi and Contax (Note 1). Under the terms of the remuneration policy of board members, in 2011, the chairman and five executive board members were paid 50% of the above mentioned extraordinary variable remuneration amounting to Euro 2.55 million, and the payment of the remaining 50% was deferred for a period of 3 years, which is conditional on the positive performance of the Company under the terms of the remuneration policy in place. Following the Vivo transaction and based on a board of directors’ recommendation, the executive committee approved in December 2010 the payment to the majority of Portugal Telecom’s employees of an extraordinary variable remuneration totaling Euro 14 million.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom’s board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in 2011 a total fixed compensation of Euro 1.21 million, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in accordance with a policy defined for the Group. As at 31 December 2011, there were no board members entitled to post retirement benefits under the plans of PT Comunicações and there was not in place any share based payment program or termination benefit.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Consolidated Annual Report 2011.

9.     Other financial assets and liabilities

As at 31 December 2011 and 2010, these captions include the fair value of derivative financial instruments entered into by the Company and have the following composition:

Euro

	2011	2010
OTHER FINANCIAL ASSETS
Non-Current
Currency swap with exchange and interest rate components	—	639,422
Other	500	3,820
Total non-current	500	643,242
OTHER FINANCIAL LIABILITIES
Non-Current
Interest rate swaps:
Cash flow hedges	6,269,645	2,134,355
Held for trading	465,805	1,262,004
Currency swap with exchange and interest rate components	1,796,673	408,693
Total non-current	8,532,123	3,805,052

The Company entered into several derivative financial instruments, primarily with the purpose of minimize the risk of exposure to exchange and interest rate fluctuations. Derivative financial instruments are signed after a careful analysis of associated risks and rewards to this type of operation, taking into consideration information obtained from different institutions. These transactions are subject to a preliminary approval by the Company’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis in order to assess the fair value of these instruments and the related financial implications.

Interest rate risk

As at 31 December 2011, the portfolio of interest rate derivatives consisted of interest rate swaps denominated in Euros, which were entered into with the purpose of eliminating the risk of changes in the interest rates of loans obtained.

As detailed in the table above, these instruments are classified in the following categories:

•                  Cash flow hedges

Changes in fair value of cash flow hedges are recorded directly in shareholders’ equity under the caption “Other reserves”, and amounted to losses of Euro 4,135,290 in 2011 and Euro 141,386 in 2010 (Note 14). As at 31 December 2011 and 2010, the nominal value of these instruments amounted to Euro 163.6 million and Euro 205.8 million, respectively, with maturities between 0.2 and 2.0 years and between 0.7 and 2.5 years, respectively;

•                  Held for trading

Changes in fair value of swaps held for trading are recorded in earnings under the caption “Increases/(reductions) in fair value” and amounted to gains of Euro 769,199 in 2011 and

Euro 949,947 in 2010 (Note 22). As at 31 December 2011 and 2010, the nominal value of these instruments amounted to Euro 14.5 million and Euro 24.4 million, respectively, with an average maturity of 0.7 and 1.2 years, respectively.

Interest rate and foreign currency exchange risk

As at 31 December 2010, Portugal Telecom had a currency swap with exchange and interest rate components, entered into with the purpose of eliminating the exposure to the change in the Euro/US Dollar exchange rate, resulting from a loan denominated in U.S. Dollars contracted in previous years. As at that date, the nominal value of this instrument amounted to 11 million American Dollars. The fair value of this instrument was included in the Balance Sheet under the same caption as the related loan obtained, while the change in its fair value was recognized on a net basis together with the interest and the foreign currency exchange rate fluctuation of the related loan. The loan and the currency swap were paid in December 2011, in the maturity of both instruments.

In 2010, Portugal Telecom and PT Finance (subsidiary company) entered into two currency swap contracts with exchange and interest rate components, in order to eliminate the exposure of PT Finance to the risk of exchange rate fluctuations in loans denominated in U.S. Dollars. Considering that the purpose of these derivatives is to hedge risk in PT Finance, they were classified by the Company as held for trading and their fair value was recognized under the captions of other financial assets and liabilities, as detailed in the table above. Changes in the fair value of these instruments were recognized in earnings under the caption “Increases/(reductions) in fair value”, and amounted to a loss of Euro 605,543 in 2011 and a gain of Euro 230,729 in 2010 (Note 22). In 2011, the Company settled one of these instruments for an amount of Euro 1,421,859, and subsequently entered into a new instrument with the same features, which is outstanding as at 31 December 2011.  Both transactions were performed as the financing associated with the first derivative financial instrument was repaid and a new financing has been subsequently contracted with the same features.

10.	Income taxes

10.1.	Introduction

As from 1 January 2010, following a change in tax legislation, the Company is subject to Corporate Income Tax at a rate of 25%, which is increased up to a maximum of 1.5% of taxable income through a municipal tax and by a 2.5% state surcharge applicable to taxable income in excess of Euro 2 million, leading to a maximum aggregate tax rate of approximately 29.0% . For the years 2012 and 2013, the Company will be subject to corporate income tax at a rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and

(2) by a 3.0% and 5.0% state tax applicable on taxable income between Euro 1.5 million and Euro 10.0 million and on taxable income in excess of Euro 10.0 million, respectively.

Portugal Telecom’s taxable income in 2011 did not exceed Euro 2 million, and accordingly the Company applied the aggregate tax rate of 26.5% to compute its current income tax estimate. In addition, based on its expectations regarding the standalone taxable income in future years, the Company changed the tax rate used to recognize deferred taxes from 26.5% to 25.0% .

Income taxes are computed based on the tax rate mentioned above and are determined on the basis of profit before-tax adjusted in accordance with tax legislation.

In the year ended 31 December 2011, the Company’s taxable income was estimated in accordance with the special taxation regime for groups of companies (“tax consolidation”), including the following companies: PT Comunicações, S.A.; TMN – Telecomunicações Móveis Nacionais, S.A.; PT Contact – Telemarketing e Serviços de Informação, S.A.; PT Imobiliária, S.A.; PT Inovação, S.A.; PT Móveis, SGPS, S.A.; PT Pro - Serviços Administrativos e de Gestão Partilhados, S.A.; PT-Sistemas de Informação, S.A.; PT Compras - Serviços de Consultoria e Negociação, S.A.; PT Participações SGPS, S.A.; PT Investimentos Internacionais – Consultoria Internacional, S.A.; PT Prestações – Mandatária de Aquisições e Gestão de Bens, S.A.; PT Portugal, SGPS, S.A.; PT Sales, S.A.; PT Centro Corporativo, S.A.; Infonet Portugal – Serviços de Valor Acrescentado, Lda; and Openidea, Tecnologias de Telecomunicações e Sistemas de Informação, S.A.

In accordance with the prevailing legislation, tax returns are subject to review and correction by the tax authorities during a period of four years (five years for Social Security), except where there have been tax losses, tax benefits have been granted, or there are inspections, claims or challenges under way; in such cases, these periods may be extended or suspended, depending on the circumstances. Based upon the information supplied by its tax advisory services, the Board of Directors considers that any corrections to the tax returns that might result from reviews carried out by the tax authorities will not have a significant effect on the financial statements as at 31 December 2011, considering the provisions recorded and the current expectations of settlement of the tax contingencies described in Note 15.

10.2.  Deferred taxes

In determining income tax expense for the year, besides the current tax based on profit before-tax adjusted in accordance with tax legislation, it is also considered the effects of temporary differences between the tax and accounting bases of assets and liabilities, arising in the year or in previous years.

Movements occurred in deferred tax assets during the years ended 31 December 2011 and 2010 were as follows:

Euro

2011

	Financial	Tax losses	Other temporary
	instruments	carryforward	differences	Total
Opening balance	4,439,337	—	1,432,146	5,871,483
Increases (reductions)
Net income	(1,095,823)	115,703,314	—	114,607,491
Shareholders’ equity (Note 14.4)	1,095,853	—	—	1,095,853
Utilizations	—	—	—	—
Change in the statutory tax rate
Net income	(157,239)	—	(81,065)	(238,304)
Shareholders’ equity (Note 14.4)	(94,045)	—	—	(94,045)
Closing balance	4,188,083	115,703,314	1,351,081	121,242,478

Euro

2010

	Financial	Tax losses	Other temporary
	instruments	carryforward	differences	Total
Opening balance	5,538,435	—	3,715,392	9,253,827
Increases (reductions)
Net income	(1,136,565)	—	(2,283,246)	(3,419,811)
Shareholders’ equity (Note 14.4)	37,467	—	—	37,467
Closing balance	4,439,337	—	1,432,146	5,871,483

Changes in deferred tax assets recorded in shareholders’ equity under the caption “Other reserves” (Note 14.4) correspond to the tax effect associated with the change in the fair value of interest rate derivatives classified as cash flow hedges.

Deferred tax assets related to tax losses recorded in 2011 resulted from the tax loss recognized in the year by Portugal Telecom’s tax consolidation. In accordance with current tax legislation, tax losses can be used during the five years following the year in which they were generated, with a limit of 75% of taxable income in each year. Given the estimated tax results of Group companies for the next five years, the Company believes that these deferred tax losses are recoverable.

Deferred tax liabilities amounting to Euro 14,286,361 and Euro 15,143,542 Euros as at 31 December 2011 and 2010, respectively, correspond to the tax effect associated with the equity component of the exchangeable bonds issued by Portugal Telecom in 2007 (Note 14.4). The change in the period, amounting to Euro 857,181, relates to the impact of the change in the tax rate applied for the calculation of deferred taxes and was recorded directly in shareholders’ equity.

10.3.       Tax rate reconciliation

In the years ended 31 December 2011 and 2010, the reconciliation between the expected tax computed by applying the nominal tax rate to income before taxes and the total income tax is as follows:

Euro

	2011	2010
Income before taxes	212,340,316	5,096,651,892
Nominal tax rate	26.5%	26.5%
Expected tax	56,270,184	1,350,612,751
Tax loss used in connection with RETGS	(115,703,314)	—
Permanent differences (a)	(50,768,276)	(1,381,342,137)
Current income tax from previous years	(11,868,507)	(2,288,180)
Disposal of UOL (b)	3,962,755	—
Municipal tax (c)	(6,096,623)	—
Reversal of deferred taxes from previous years	—	3,243,600
Other	(5,715,724)	1,730,970
	(129,919,505)	(28,042,996)
Income tax
Income tax-current (d)	(15,550,318)	(31,462,807)
Deferred tax	(114,369,187)	3,419,811
	(129,919,505)	(28,042,996)

(a) Permanent differences are as follows:

Euro

	2011	2010
Equity method of accounting (Note 19)	(90,759,112)	(3,220,435,572)
Gain related to the tax consolidation regime (Note 19)	(101,610,391)	(84,844,358)
Financial costs non deductible for tax purposes (i)	653,679	40,393,426
Provisions and adjustments not deductible for tax purposes	503,653	10,278,625
Recognition of deferred capital gains (Note 19)	—	(1,968,377,000)
Non-deductible operating expenses	—	5,360,000
Non deductible losses on investments in associated companies (Note 19)	—	2,196,182
Other	(366,228)	2,816,860
	(191,578,399)	(5,212,611,837)
Nominal tax rate	26.50%	26.50%
	(50,768,276)	(1,381,342,137)

(i)             In 2011, the reduction in this caption is explained mainly by decreased in Company’s debt and, consequently, the respective costs of financing.

(b)         This caption corresponds to the difference between (1) the tax paid by the Company in Brazil under the disposal of the investment in UOL, amounting to Euro 7,114,332 (Note 4), and (2) the tax effect of Euro 3,151,577 related to the gain recorded under this transaction, amounting to Euro 11,892,743 (Note 19), determined based on the nominal tax rate in Portugal (26.5%).

(c)          This caption corresponds to the effect of municipal tax on losses recorded by subsidiaries included in the tax consolidation of Portugal Telecom, to the extent that such losses were recorded on a standalone bases at a rate of 25.0%, in accordance with the tax legislation, but are recovered at a rate of 26.5% in the tax consolidation.

(d)         This caption includes: (1) income tax of the current year corresponding to gains of Euro 3,681,881 in 2011 and Euro 29,174,626 in 2010; (2) adjustments to income taxes from previous years amounting to gains of Euro 11,868,507 in 2011 and Euro 2,288,180 in 2010; and (3) income tax paid in Brazil in 2011 in relation to the disposal of UOL’ shares, amounting to Euro 7,114,332, as mentioned above.

11.          State and other public entities

As at 31 December 2011 and 2010, the balances with these entities were as follows:

Euro

	2011		2010
	Debit	Credit	Debit	Credit
	balances	balances	balances	balances
Corporate income taxes	56,556,902	37,039	5,035,070	1,307,801
Personnel income taxes	—	33,616	—	155,940
Value added tax	448,610	—	632,393	—
Social security taxes	—	8,310	—	4,876
Other taxes	—	10,956	—	2,727
	57,005,512	89,921	5,667,463	1,471,344

12.          Other accounts receivable

As at 31 December 2011 and 2010, the detail of this caption is as follows:

Euro

	2011	2010
OTHER ACCOUNTS RECEIVABLE
Current
Unbilled financial charges	59,264,575	24,631,565
Unbilled revenues (a)	10,166,620	10,166,620
Other accounts receivable	5,753,427	4,413,676
	75,184,622	39,211,861
Accumulated impairment losses	(4,100,532)	(4,100,532)
Total other accounts receivable	71,084,090	35,111,329

(a)          This caption includes unbilled management fees for services rendered to Vivo between April and August 2008, under the management fee contract entered into with this entity in previous years, which terminated in August 2008.

13.                               Deferrals

As at 31 December 2011 and 2010, the detail of this caption is as follows:

Euro

	2011	2010
PREPAID EXPENSES
Current
Interest and other financial expenses	6,959,663	1,840,028
Other	237,967	287,105
Total current prepaid expenses	7,197,630	2,127,133
DEFERRED INCOME
Non-Current
Capital gains in intra-Group transactions	4,859,760,864	4,859,760,864
Other	956,009	956,009
Total non-current deferred income	4,860,716,873	4,860,716,873

The detail and movement of deferred capital gains recorded as a result of the disposal of financial investments to other Group companies are as follows:

Euro

			Balance
	Balance	Recognition	31 Dec 2010
	31 Dec 2009	in 2010 (Note 19)	and 31 Dec 2011
TMN	3,925,688,137	(1,968,377,000)	1,957,311,137
PT Comunicações	2,363,130,109	—	2,363,130,109
PT Ventures	306,943,829	—	306,943,829
PT Inovação	120,592,746	—	120,592,746
PT Pro	67,321,604	—	67,321,604
PT SI	44,458,071	—	44,458,071
PT Sales	3,368	—	3,368
	6,828,137,864	(1,968,377,000)	4,859,760,864

Capital gains recorded as a result of the disposal of financial investments to other Group companies are recognized in earnings on the same proportion that goodwill or assets and liabilities identified under the purchase price allocation are recognized in net income by the acquirers or by the disposal of the investment. Both the recognition of capital gains and the effect of the recognition of goodwill, indirectly through the equity method of accounting, are included under the caption “Equity in earnings (losses) of affiliated companies” (Note 19). Following the disposal of Vivo, completed in September 2010, the Company recognized part of the capital gain related to the disposal of TMN amounting to Euro 1,968,377,000, on the same proportion that goodwill was recognized in the income statement by PT Portugal.

14.       Shareholders’ equity

14.1.                     Share capital

As at 31 December 2011, the Company’s share capital was fully paid and amounted to Euro 26,895,375, and was represented by 896,512,000 ordinary shares and 500 Class A shares, with a nominal value of 3 cents of Euro each.

Following the General Shareholders’ Meeting of Portugal Telecom held on 26 July 2011, an amendment to the by-laws of the Company was approved, which resulted in the elimination of the special rights granted to the 500 Class A shares.

14.2.       Treasury shares

As at 31 December 2011 and 2010, this caption includes equity swaps entered into by Portugal Telecom over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost, amounting to Euro 178,071,826 (Note 16.5) .

Additionally, as at 31 December 2011, this caption includes treasury shares that were acquired by Oi under the strategic partnership entered into with Portugal Telecom, under which it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom. Up to 31 December 2011, Oi acquired 64,557,566 shares of Portugal Telecom, representing 7.2% of the share capital. The Company’s hare in this investment, held indirectly through Bratel Brasil, was classified in the Balance Sheet as treasury shares and amounted to Euro 148,311,037 (Notes 1 and 7).

14.3.       Legal reserve

Portuguese law provides that at least 5% of each annual profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

As at 31 December 2011, the legal reserve was already fully incorporated in accordance with Portuguese law, and amounted to Euro 6,773,139.

14.4.                     Other reserves

As at 31 December 2011 and 2010, the detail of this caption is as follows:

Euro

	2011	2010
Free reserves	105,209,244	105,209,244
Conversion option of exchangeable bonds (a)	42,859,082	42,001,900
Reserves for treasury shares cancelled (b)	6,970,320	6,970,320
Reserve for concession	5,843,644	5,843,644
Interest rate swaps(c)	(4,702,234)	(1,568,751)
	156,180,056	158,456,357

(a)          This caption corresponds to the fair value of the conversion option included in the exchangeable bonds issued by the Company (Note 16), amounting to Euro 57,145,442, net of the related tax effect amounting to Euro 14,286,361 and Euro 15,143,542 as at 31 December 2011 and 2010 (Note 10), respectively.

(b)         This caption corresponds to a non-distributable reserve equivalent to the nominal value of the shares cancelled and has the same legal regime as the legal reserve. As at 31 December 2011 and 2010, this reserve related to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

(c)          This caption includes the effect of changes in fair value of interest rate swaps entered into by the Company that are classified as cash flow hedges, net of the related tax effect. During the years ended 31 December 2011 and 2010, changes in fair value that occurred in these financial instruments amounted to losses of Euro 4,135,290 and Euro 141,386 (Note 9), respectively, and its related tax effect amounted to Euro 1,095,852 and Euro 37,467 (Note 10), respectively. Additionally, a loss of Euro 94,045 was recognized under this caption related to the impact of the change in tax rate (Note 10).

14.5.       Adjustments to financial assets

During the years ended 31 December 2011 and 2010, the movements in this caption were as follows:

Euro

		Currency	Other changes in
	Unpaid	translation	shareholders’
	dividends	adjustments	equity	Total
Balance as at 1 January 2010	5,607,459	223,178,789	(408,389,476)	(179,603,228)
Equity method (a)	—	(159,661,261)	(359,510,176)	(519,171,437)
Disposal of Vivo (b)	—	—	(101,303,599)	(101,303,599)
Transfer to retained earnings (c)	—	—	1,222,181,595	1,222,181,595
Dididends not received from subsidiaries and associated companies	1,458,649	—	—	1,458,649
Foreign currency translation adjustments of goodwill (Note 7)	—	4,918,181	—	4,918,181
Other movements	—	—	111	111
Balance as at 31 December 2010	7,066,108	68,435,709	352,978,455	428,480,272
Equity method (a)	—	(238,054,786)	(154,259,506)	(392,314,292)
Transfer to retained earnings (c)	—	—	(42,114,137)	(42,114,137)
Disposal of UOL (d)	—	(24,405,019)	540,828	(23,864,191)
Dididends not received from subsidiaries and associated companies	1,276,199	—	—	1,276,199
Other movements (e)	—	(2,396,573)	194	(2,396,379)
Balance as at 31 December 2011	8,342,307	(196,420,669)	157,145,834	(30,932,527)

(a)         Movements related to the equity method of accounting were recorded under the following captions:

Euro

	2011	2010
Financial investments (Note 7)	(392,314,292)	(519,153,215)
Provision for negative financial investments (Note 15)	—	(18,222)
	(392,314,292)	(519,171,437)

Foreign currency translation adjustments recorded in connection with the application of the equity method of accounting include (1) translation adjustments amounting to a loss of Euro 238,054,786 in 2011 and a gain of Euro 311,637,898 in 2010, resulting mainly from the depreciation and appreciation of the Real against the Euro, respectively, and (2) a negative amount of Euro 471,299,159 recorded in 2010 corresponding to the positive accumulated foreign currency translation adjustments related to the investment in Brasilcel that were recycled to profit and loss, following the disposal of the 50% stake previously held by PT Móveis in this company, as mentioned in Note 1. Other changes in shareholders’ equity resulting from the application of the equity method of accounting relate primarily to (1) the effects resulting from the periodic reassessment of the revalued amount of certain tangible fixed assets of PT Comunicações that are recognized in accordance with the revaluation model (Euro 95 million in 2011), (2) the net actuarial losses recognized by PT Comunicações in connection with its post retirement benefit obligations (Euro 54 million in 2011 and Euro 365 million in 2010), and (3) other changes in shareholders’ equity of other affiliated companies.

(b)         Following the disposal of the 50% investment of the Group in Brasilcel, completed on September 2010, other changes in shareholders’ equity related to this investment were recycled to retained earnings.

(c)          These captions include the recycling of reserves and adjustments to financial assets to retained earnings, including: (1) an amount of Euro 1,345,930,203 in 2010 related with actuarial losses net of the tax effect transferred to retained earnings by PT Comunicações following the transfer of pension plans and funds to the Portuguese State, and (2) an amount of Euro 42,114,137 in 2011 and Euro 123,748,608 in 2010 related with the recognition of the revaluation reserve of PT Comunicações.

(d)         As mentioned in Note 7, the investment in UOL was classified as a non-current asset held for sale as at 31 December 2010, following an offer received in December of that year for its disposal. This disposal was only completed on 27 January 2011, and as such foreign currency translation adjustments recognized in 2011 include (1) a loss of Euro 3,050,512 related to translation adjustments, between 31 December 2011 and the date of sale on both financial investment and goodwill, and (2) an amount of Euro 21,384,507 (Note 7) corresponding to the cumulative foreign currency translation adjustments recycled to net income on the date of the sale. Additionally, other changes in shareholders’ equity related with this investment, in the amount of Euro 540,828, were transferred to retained earnings.

(e)          This caption consists mainly of the accumulated amount of the currency translation adjustments related to the investment in PT Ásia, amounting to Euro 2,396,573 (Note 19), which was recognized in net income following the liquidation of this company.

14.6.                     Application of earnings

In the years ended 31 December 2011 and 2010, Portugal Telecom paid the following amounts as dividends:

Euro

	2011	2010
Ordinary dividend	569,317,125	503,626,688
Extraordinary dividend	569,317,125	875,872,500
	1,138,634,250	1,379,499,188

As approved by the General Shareholders Meeting held on 16 April 2010, from the net income of 2009 determined in accordance with POC, amounting to Euro 529,778,473, a total amount of Euro 503,626,688 was distributed to shareholders in May 2010, equivalent to a dividend of Euro 57.5 cents per share, and the remaining amount was transferred to retained earnings.

In December 2010, as approved by the Board of Directors of Portugal Telecom on 16 December 2010, the Company distributed to its shareholders an advance on account of 2010 profit totalling Euro 875,872,500, equivalent to a dividend of 1 Euro per share.

On 6 May 2011, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in the year ended 31 December 2011, Portugal Telecom paid a total amount of Euro 1,138,634,250 relating to 875,872,500 shares (896,512,500 issued shares net of 20,640,000 own shares held through equity swap contracts), which includes an amount of Euro 20,646,929 (Note 7) paid to Telemar Norte Leste that relates to a portion of Portugal Telecom’s 64,557,566 shares held by this entity corresponding to Portugal Telecom’s effective interest in Oi (Note 14.2), resulting in a net impact on shareholders’ equity amounting to Euro 1,117,987,321. As approved by that Annual General Meeting, the remaining amount of net income for the year 2010 was transferred to retaining earnings.

In December 2011, as approved by the Board of Directors of Portugal Telecom on 15 December, the Company attributed to its shareholders an advance on account of 2011 profits totalling Euro 188,312,588, equivalent to a dividend of Euro 21.5 cents per share, which includes an amount of Euro 3,512,719 (Note 7) payable to Telemar, resulting in a net effect on shareholder’s equity amounting to Euro 184,799,868.

15.                               Provisions and contingent liabilities

15.1.                     Movements occurred in provisions

During the years ended 31 December 2011 and 2010, the movements in provisions were as follows:

Euro

2011

			Provision for
			negative financial	Other
	Taxes	Litigation	investments	provisions	Total
Opening balance	31,541,115	95,000	55,295	354,841	32,046,251
Increases	2,497,375	—	—	—	2,497,375
Reductions	(1,993,722)	(40,000)	—	—	(2,033,722)
Utilizations	—	(55,000)	—	—	(55,000)
Other	—	—	(55,295)	—	(55,295)
Closing balance	32,044,768	—	—	354,841	32,399,609
Non current provisions	32,044,768	—	—	—	32,044,768
Current provisions	—	—	—	354,841	354,841

Euro

2010

			Provision for
			negative financial	Other
	Taxes	Litigation	investments	provisions	Total
Opening balance	20,024,630	102,281	1,744,787	354,841	22,226,539
Increases	7,162,229	—	18,222		7,180,451
Reductions	(946,888)	(7,281)	(1,707,714)	—	(2,661,883)
Other	5,301,144	—	—	—	5,301,144
Closing balance	31,541,115	95,000	55,295	354,841	32,046,251
Non current provisions	31,541,115	95,000	—	—	31,636,115
Current provisions	—	—	55,295	354,841	410,136

Movements in provisions for taxes relate to payments made in connection with tax contingencies from previous years and to the assessment made by the Company regarding tax contingencies resulting from inspections in progress.

Provisions for negative financial investments relate to losses in subsidiaries and associated companies that have negative shareholders’ equity (Note 8), and are computed based on the Company’s share in the shareholders’ equity of those entities. Movements in these provisions during the years ended 31 December 2011 and 2010 were as follows:

Euro

	2011	2010
Equity method
Losses (gains) in affiliated companies (Note 19)	—	(1,055,024)
Adjustments to financial assets (Note 14)	—	18,222
Other
Liquidation of PT Ásia	(55,295)	—
Disposals	—	(652,690)
	(55,295)	(1,689,492)

15.2.                     Proceedings with probable losses

Provisions for taxes relate to several tax contingencies regarding Corporate Income Tax, Value Added Tax and Social Security Tax, among other taxes and fees. Provisions for legal actions relate to actions against the Company, based on the opinion of the internal and external legal counsel.

15.3.                     Proceedings with possible and remote losses

As at 31 December 2011, the Company, in accordance with NCRF 21 and based on the opinion of the its internal and external legal counsel, classified as proceedings with possible losses several tax contingencies amounting to Euro 13.6 million, which primarily relate to Corporate Income Tax. Additionally, as at 31 December 2011, the Company classified as proceedings with remote losses several tax contingencies amounting to Euro 70.5 million, also related mainly to Corporate Income Tax.

As at 31 December 2011, there were some tax contingencies against certain domestic subsidiaries of the Group which primarily relate to the deductibility of certain financial costs incurred between 2004 and 2009 (Euro 168 million) and the deductibility of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 63 million). The Company already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities totalling Euro 267 million (Note 27) for the years 2004 to 2008. As at 31 December 2011, Portugal Telecom strongly disagrees with these assessments and, based on the opinion of its tax advisers, considers that there are solid arguments to oppose the position of the tax authorities.

16.                               Loans obtained

Loans obtained as at 31 December 2011 and 2010 have the following composition:

Euro

	2011		2010
	Non-current	Current	Non-current	Current
Exchangeable bonds	725,640,841	—	717,376,975	—
Centralized cash management	—	9,302,552	—	137,101
Bank loans
External loans	501,632,036	92,445,905	454,077,941	113,515,035
Other loans
External loans	150,000,000	—	1,769,100,000	173,950,000
Domestic loans	—	554,000,000	—	88,000,000
Liability related to equity swaps on treasury shares (Note 14)	—	93,767,519	—	178,071,826
Leases	183,299	232,116	222,671	234,344
	1,377,456,176	749,748,092	2,940,777,587	553,908,306

16.1.                     Exchangeable bonds

In 2008, the Company issued 15,000 convertible bonds with a nominal value of Euro 50,000 each, through a private subscription that was fully subscribed by its subsidiary PT Finance.

The issuance was held to support the issuance by PT Finance in July 2007 of exchangeable bonds convertible into fully paid ordinary shares of Portugal Telecom, carried out by PT Finance in July 2007, denominated “Euro 750,000,000.00, 4.125 per cent Exchangeable Bonds due 2014 exchangeable for new and/or existing ordinary shares of Portugal Telecom, SGPS, S.A.” (“Exchangeable Bonds”) in order to enable PT Finance to satisfy conversion requests that eventually may be made by the owners of Exchangeable Bonds. The conditions for the issuance of these convertible bonds replicate the terms of the Exchangeable Bonds.

Exchangeable bonds represent a compound instrument and accordingly the market value of the equity component (conversion option into shares) was recognized directly in shareholders’ equity as of the date the bonds were issued and amounted to Euro 57,145,442 (Note 14.4), while the financial liability component is recorded by the amortized cost method.

16.2.                     Bank loans

As at 31 December 2011 and 2010, bank loans were obtained from the European Investment Bank (“EIB”) and are denominated in Euros.

As at 31 December 2011 and 2010, the Company has presented the following guarantees to third parties, in connection with these loans:

Euro

	2011	2010
Bank garantees in favour of the European Bank	438,571,429	332,857,143
Garantee from the Portuguese State in favour of KFW	—	377,845

As at 31 December 2011 and 2010, the Company’s bank loans bear interest at annual interest rates that vary between:

Euro

	2011	2010
Maximum interest rate	5.00%	5.00%
Minimum interest rate	1.83%	1.34%

Additionally, the Company is borrower, jointly with PT Comunicações and PT Finance, in six Revolving Credit Facilities totalling Euro 1,640,000,000, with maturities between 2012 and 2015. These Credit Facilities include a facility entered into by Portugal Telecom on 23 March 2011, jointly with PT Finance and PT Comunicações, with a initial amount of Euro 900 million and maturity in March 2014, which was increased to Euro 1,050 million on 12 April 2011 and to Euro 1,200 million on 13 April 2011. The Company is also borrower, jointly with PT Comunicações and PT Finance, in an Export Credit Facility amounting to Euro 180 million, with maturity up to 2023. As at 31 December 2011, the Company had not used any amount under these contracts.

16.3.                     Other external loans

As at 25 June 1999, the Company issued a commercial paper program, subscribed by PT Finance, which following several changes made had a maximum amount of Euro 3,000,000,000 as at 31 December 2011. This program is in place until 7 July 2013, and is automatically renewable for successive periods of two years, until 7 July 2025, unless terminated by either party. As at 31 December 2011, the Company was not using any amount under this program through external loans.

As at 1 June 2000, the Company issued another commercial paper program, subscribed by PT Finance, which following several changes made had a maximum amount of Euro 3,000,000,000 as at 31 December 2011. This program is in place until 1 June 2012, and is automatically renewable for successive periods of two years, until 1 June 2020, unless terminated by either party. As at 31 December 2011, the Company issued, under this program, a total amount of Euro 150,000,000.

16.4.                     Other domestic loans

Portugal Telecom entered into several commercial paper programs, under which it has issued a total amount of Euro 554 million as at 31 December 2011, maturing in January 2012. In addition, under these programmes, as at 31 December 2011 the Company had available an underwritten amount of Euro 200 million.

16.5.                     Liability related to equity swaps on treasury shares

This caption relates to equity swap contracts entered into by Portugal Telecom over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,826 (Note 14.2). In December 2011, Portugal Telecom settled an amount of Euro 84,304,307 (Note 4) and, consequently, the liability as at 31 December 2011 amounted to Euro 93,767,519.

16.6.                     Finance leases

Obligations under finance lease contracts resulted primarily from the lease of transportation equipment, under which there are generally purchase options in the term of these contracts. As at 31 December 2011 and 2010, assets under finance lease contracts recognized in the Company’s balance sheet had a carrying amount of Euro 477,594 and Euro 518,174, respectively, and correspond to the caption “Transportation equipment” in the tangible fixed assets.

As at 31 December 2011 and 2010, the maturity of minimum lease payments under finance lease contracts was as follows:

Euro

	2011			2010
	Capital	Interest	Total	Capital	Interest	Total
Until 1year	232,116	10,658	242,774	234,344	10,780	245,124
Between 1and 2 years	136,514	3,861	140,375	145,802	3,888	149,690
Between 2 and 3 years	46,785	479	47,264	68,133	858	68,991
Between 3 and 4 years	—	—	—	8,736	118	8,854
	415,415	14,998	430,413	457,015	15,644	472,659

16.7.                     Non-current debt

As at 31 December 2011 and 2010, medium and long-term debt matured on the following years:

Euro

	2011	2010
Between 1and 2 years	74,625,695	92,591,707
Between 2 and 3 years	936,759,055	599,257,314
Between 3 and 4 years	25,357,143	778,457,140
Between 4 and 5 years	25,357,143	25,357,143
More than 5 years	315,357,140	1,445,114,283
	1,377,456,176	2,940,777,587

16.8.                     Other information

As at 31 December 2011, the Company and its subsidiaries had several covenants related to their indebtedness, as follows:

•                  Change in control

The exchangeable bonds, the revolving credit facilities amounting to Euro 1,640 million, the loans obtained from EIB totalling Euro 594 million as at 31 December 2011, the Euro 50 million term loan and the export credit facility totalling Euro 180 million include contractual penalties in the case of any change of control of Portugal Telecom.  According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply is also considered a change of control.

The Euro 1,000 million and Euro 750 million Eurobonds issued by PT Finance in 2009 and the Euro 600 million Eurobond issued by PT Finance in 2011 include contractual penalties in the case of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

•                  Credit rating

Certain loan agreements with the EIB, totalling Euro 129 million as at 31 December 2011, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is lower than the the rating assigned by the time the clause was agreed (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). As at 31 December 2011, the repayment schedule of the Euro 129 million loans is as follows: Euro 46 million in 2012, Euro 46 million in 2013 and Euro 36 million in 2014.

On 3 June 2011, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3. On 7 June 2011, Moody’s announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Baa2 to Baa3 and maintaining it under review for possible downgrade. On 29 July 2011, Moody’s confirmed the Baa3 issuer rating of Portugal Telecom, with negative outlook. Considering the credit rating covenant described above, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of Portugal Telecom’s credit rating.

On 23 December 2011, Moody’s announced the downgrade of Portugal Telecom’s long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence.

The margin paid by Portugal Telecom under the Euro 1,200 million revolving credit facility depends on whether the credit ratiting is or is not higher than BBB- (as assigned by S&P) and Baa3 (as assigned by Moody’s). The margin paid by Portugal Telecom under the Euro 200 million underwritten portion of a commercial paper program also depends on the credit rating assigned by S&P and Moody’s.

•                  Control/disposal of subsidiaries

Certain credit facilities, in the total amount of Euro 1,445 million, state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

•                  Disposal of assets

Credit facilities, totalling Euro 150 million, and the EIB loans, totalling Euro 594 million as at 31 December 2011 include certain restrictions regarding the disposal of assets by Portugal Telecom.

•                  Financial ratios

Certain credit facilities and loans, totalling Euro 1,745 million, require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values, which vary depending on the loan agreements. In addition, the pricing conditions applicable to certain facilities, in the total amount of Euro 215 million, may be changed depending on the ratio Consolidated Net Debt/EBITDA.

•                  Negative Pledge

The Euro Medium Term Notes of PT Finance, the exchangeable bonds, the credit facilities, the Euro 50 million term loan, the export credit facility and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities, except where other penalties are specifically indicated above. As at 31 December 2011, the Company had fully complied with the covenants mentioned above.

17.                               Suppliers

The detail of this caption as at 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Trade suppliers	1,033,138	1,229,056
Invoices in conference	81,976	226,707
	1,115,114	1,455,763

18.                               Accrued expenses

The detail of this caption as at 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Charges of personnel	14,221,362	7,643,131
Interest and other financial expenses payable	11,834,533	20,958,563
Supplies and external services	1,779,207	469,378
Other (a)	10,770,482	21,046,827
	38,605,584	50,117,899

(a)          In the years ended in 31 December 2011 and 2010, this caption includes the contributions payable to Páginas Amarelas amounting to Euro 4,487,449 and Euro 8,518,621 (Note 24), respectively, under the shareholders agreement of this associated company.

19.                               Equity in earnings of affiliated companies

The detail of this caption as at 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Gains and losses in affiliated companies
Gains	288,034,858	3,315,752,004
Losses	(95,665,355)	(12,668,256)
Gains and losses on the disposal of affiliated companies
Gains	11,898,369	150,000
Losses	—	(13,020)
Recognition of deferred capital gains (Notes 10 and 13)	—	1,968,377,000
Other gains and losses in affiliated companies	2,392,398	—
	206,660,270	5,271,597,728

In the years ended in 31 December 2011 and 2010, gains and losses in affiliated companies, resulting from the application of the equity method of accounting (Notes 7 and 15), were recognized as follows:

Euro

	2011	2010
Financial investments (Notes 7 and 10)
Africatel	84,713,457	101,595,323
PT Portugal	(61,466,362)	3,072,275,871
PT Participações	23,701,064	20,831,157
PT Finance	21,774,620	15,205,381
PT Brasil	14,484,623	631,938
PT II	4,139,362	6,123,755
PT Centro Corporativo	1,679,147	1,798,594
PT Compras	993,060	(45,342)
Páginas Amarelas	943,301	846,336
Bratel Brasil	669,437	—
PT Imobiliária	(410,840)	(1,415,397)
Previsão	(369,998)	(829,754)
Sportinveste	(108,645)	(8,181,581)
UOL (a)	—	10,431,091
Yunit	16,886	113,176
	90,759,112	3,219,380,548
Provision for negative financial investments (Notes 10 and 15)
SGPICE	—	1,055,024
	—	1,055,024
Losses on investments in associated companies (Notes 7 and 10)	—	(2,196,182)
Other gains on investments in affiliated companies	2,392,398	—
Gain resulting from the tax consolidation regime (Note 10) (b)	101,610,391	84,844,358
	194,761,901	3,303,083,748

(a)          As mentioned in Note 7, the investment in this subsidiary was sold in January 2011.

(b)         This amount reflects the deduction by the Company of the tax losses from affiliated companies included in Portugal Telecom’s tax consolidation perimeter (Note 3).

In the year ended 31 December 2011, the caption “Gains and losses on the disposal of the affiliated companies” includes (1) Euro 11,892,743 (Notes 7 and 10.3) related to the total gain obtained with the disposal of UOL, and (2) a capital gain in the amount of Euro 5,626 obtained with the disposal of the investment in Bratel Brasil (Note 7). In the year ended 31 December 2010, the gain of Euro 150,000 (Note 4) recorded in this same caption corresponds to the amount received from Telefónica in connection with the disposal of one share of Brasilcel held previously by the Company, under the disposal of the total 50% investment in Brasilcel completed on September 2010, while the remaining 49,999 shares were sold by the subsidiary PT Móveis.

In the year ended 31 December 2011, the caption “Other gains and losses of affiliated companies” includes basically the amount of Euro 2,396,573 (Note 14.5) of accumulated currency translations adjustments related to a subsidiary company liquidated in 2011, and that for this reason was transferred to net income.

20.                               Supplies and external services

The detail of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Support services	1,422,469	2,304,508
Specialized work	1,409,380	2,232,878
Insurance	547,458	574,621
Rentals	338,612	357,151
Travelling	403,617	325,565
Other	1,060,792	5,586,432
	5,182,328	11,381,155

21.                               Wages and salaries

The detail of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Remunerations:
Board members	13,640,179	6,761,445
Employees	573,180	828,214
Social Security charges:
Board members	248,756	183,098
Employees	154,869	101,734
Other	201,948	70,127
	14,818,932	7,944,618

22.                               Increases/(reductions) in fair value

This caption reflects the change in fair value of derivative financial instruments entered into by the Company and has the following composition in the years ended 31 December 2011 and 2010:

Euro

	2011	2010
Interest rate swaps (Note 9)	796,199	949,947
Currency swaps with exchange and interest rate components (Note 9)	(605,543)	230,729
	190,656	1,180,676

23.                               Other income and gains

The detail of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Favourable exchange rate differences	1,392,596	1,320,165
Interest income	321,003	2,141,618
Other	3,801,131	22,863
	5,514,730	3,484,646

24.                               Other expenses and losses

This caption includes primarily: (1) contributions payable to Páginas Amarelas amounting to Euro 4,5 million in 2011 and Euro 8.5 million in 2010 (Note 18) under the shareholders agreement of this associated company, which states that its shareholders, including Portugal Telecom, have the obligation to make these contributions in order the guarantee certain pre-established profitability ratios; (2) expenses with donations amounting to Euro 2.1 million in 2011 and 2.0 million in 2010; and (3) a extraordinary bonus paid in December 2010 to the majority of Group employees, amounting to Euro 14.3 million, which primarily relates to the successful completion of the disposal of the financial investment in Brasilcel.

25.                               Interest and related income/expenses

The detail of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Interest and related income
Interest income (a)	138,465,282	75,539,615
Favourable exchange rate differences (b)	9,808,708	24,341,874
Dividends paid by Vortal (Note 4)	142,675	97,642
	148,416,665	99,979,131
Interest and related expenses
Interest expense (a)	(104,771,376)	(203,760,544)
Bank commissions and expenses	(9,739,858)	(8,096,190)
Unfavourable exchange rate differences	(2,237,717)	(325,200)
Other	(1,228,243)	(1,848,161)
	(117,977,194)	(214,030,095)

(a)          The detail of interest income and interest expenses in 2011 and 2010 is as follows:

Euro

	2011	2010
Interest income
Intragroup loans	95,023,790	56,998,615
Short-term investments	40,413,953	18,531,702
Others applications	2,892,234	—
Other	135,305	9,298
	138,465,282	75,539,615
Interest expense
Bank loans	(64,484,232)	(164,706,825)
Bonds	(40,157,608)	(38,954,538)
Intragroup loans	(65,055)	(99,181)
Other	(64,481)	—
	(104,771,376)	(203,760,544)

Reductions in interest expenses is primarily explained by the decrease in outstanding amounts under loans obtained, as mentioned in Note 16. Increase in interest income reflects the upward revision in cost of loans granted to Group companies, to reflect market conditions, and increase the average balance of cash and bank deposits during the year.

(b)         This caption includes gains of Euro 7,910,783 and of Euro 24,080,096 in 2011 and 2010 (Note 8), respectively, related to a loan granted to Africatel that is denominated in U.S. Dollars.

26.  Earnings per share

Earnings per share for the years ended 31 December 2011 and 2010 were computed as follows:

Euro

	2011	2010
Net income	342,259,821	5,124,694,888
Interest from exchangeable bonds (net of tax)	30,118,206	28,631,585
Diluted net income	372,378,027	5,153,326,473
Weighed average number of shares outstanding	864,161,921	896,512,500
Effect ot the exchangeable bonds	74,833,069	64,655,173
Weighted average common shares outstanding, diluted	938,994,990	961,167,673
Basic earnings per share	0.40	5.72
Diluted earnings per share	0.40	5.36

Dilutive effects in 2011 and 2010 relate to the impact of the exchangeable bonds issued by the Company in 2008 (Note 16).

The change in the caption “Effect of the exchangeable bonds” relates to adjustments to the conversion price of convertible bonds as a result of dividends paid in December 2010 and June 2011.

27.       Guarantees and other financial commitments

As at 31 December 2011 and 2010, the Company presented guarantees and comfort letters to third parties, as follows:

Euro

	2011	2010
Bank guarantees presented in favor of other entities:
Tax authorities	267,320,040	235,238,181
Kenya Postel Directories	300,000	—
Guarantees in favour of courts	—	378,380
Total bank guarantees presented	267,620,040	235,616,561

Comfort letters given to other entities:
Guarantees to the Lisbon Tax Authorities	26,500,378	28,492,845
Guarantees to the Seixal City Hall	4,753,828	—
Other	618,394	342,877
Total comfort letters	31,872,600	28,835,722

As at 31 December 2011, bank guarantees presented to third part included:

•                  Bank guarantee presented to the Tax Authorities, corresponding to additional tax assessments amounting to Euro 267,320,040 (Note 15), related to corporate income taxes of the years 2004 and 2008 and to Stamps Taxes of the years 2008 and 2009;

•                  Bank guarantee presented to the Commercial Bank of Africa Limited Nairobi, related to a lawsuit amounting to Euro 300,000;

As at 31 December 2011, other guarantees granted to other entities included:

•                  Guarantee given to the Tax Authorities in favour of Companhia Portuguesa Rádio Marconi, S.A., now incorporated in PT Comunicações, related to additional income tax assessments for the years 1997 to 1999, amounting to Euro 16,500,043;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, related to an additional assessment of value added tax for the year 2000 amounting to Euro 1,084,093;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to income taxes of the year 2002 amounting to Euro 996,940;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional assessments amounting to Euro 222,289, related to income taxes of the year 2003, and Euro 2,179,095, related to the value added tax of the year 2003;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to the value added tax of the year 2004 amounting to Euro 3,172,887;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to an additional assessment amounting to Euro 2,345,032, related to income taxes of the year 2004;

•                  Guarantee given to the Seixal City Hall in favour of PT Comunicações related to a debt amounting Euro 4,753,828;

•                  Guarantee given to the Instituto de Gestão Financeira da Segurança Social in favour of PT Comunicações, related to a debt amounting Euro 222,064, and in favour of PT Centro Corporativo, related to a debt amounting Euro 38,286;

•                  Guarantee given to the Lisbon City Hall in favour of PT Comunicações, related to a debt amounting Euro 318,686.

28.       Events occurred after the balance sheet date

Following the revision of the sovereign rating to BB, Standard & Poors, on 21 January 2011, reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B (Note 16).

The general meetings of the companies constituting the Group Oi (Group jointly controlled by the Company), held on 27 February 2012, approved Oi’ corporate simplification. Following this approval, the current corporate structure constituted by Tele Norte Leste Participações, S.A., Telemar Norte Leste, S.A. and Brasil Telecom, S.A. is integrated in Brasil Telecom, which will be renamed Oi S.A., and will have only two share classes (common shares, ON, and preferred shares, PN) traded in the Bovespa and in the NYSE. As a result of this approval, the new Oi S.A. will issue 395,585,453 new ordinary shares and 798,480,405 preferred shares. The number of shares outstanding and therefore the final position of Telemar Participações, Oi’s controlling shareholder, and Portugal Telecom will be established after the exercise of withdrawal rights by shareholders entitled to such. Portugal Telecom’s estimated economic position in Oi, direct and indirect, will be between 21.5% and 25.1% . The period of application of the withdrawal expires on 29 March 2012.

The financial statements for the year ended 31 December 2011 were approved by the Board of Directors and authorized for issuance on 22 March 2012, but are still subject to General Shareholders Meeting approval, under the terms of Portuguese law.

Qualified Holdings

Pursuant to the terms of Regulation no. 5/2008 of the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”), PT provides the following information regarding qualified holdings and long positions (held by third parties) in PT’s share capital as communicated to PT by reference to 31 December 2011 or to the dates mentioned below:

•                  On 30 December 2011, Banco Espírito Santo Group (“BES Group”) held a qualified holding corresponding to 101,697,989 PT shares, representing 11.34% of the share capital and voting rights in PT. BES Group’s holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of shares
Banco Espírito Santo, S.A. (“BES”)	4,218
Companies in a control or group relationship with BES	101,676,327
Members of BES’ corporate bodies	17,444
Total	101,697,989

On 15 February 2012, PT further disclosed that BES held a qualified holding corresponding to a total of 93,697,989 ordinary shares representing 10.45% of PT’ share capital and corresponding voting rights.

•                  On 2 June 2011, PT informed that RS Holding, SGPS, S.A. (“RS Holding”) indirectly held a qualified holding and a long position corresponding to 90,111,159 PT shares, representing 10.05% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of shares
Nivalis Holdings BV (“Nivalis”)	90,099,969
Nuno Rocha dos Santos Almeida Vasconcellos	11,190
Total	90,111,159

PT was informed that: (i) Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing – Strategy Investments, SGPS, S.A. (“Ongoing”) are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company; (ii) Ongoing is the majority shareholder of Insight; and (iii) RS Holding is the majority shareholder of Ongoing. Additionally, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos Almeida Vasconcellos is director of Insight, Ongoing and RS Holding.

•                  On 23 September 2011, PT informed that Capital Research and Management Company held a qualified holding corresponding to 89,403,498 shares representing 9.97% of the share capital and voting rights in PT.

PT was informed that the shares corresponding to the abovementioned qualified holdings were owned by the following mutual funds under the discretionary management of Capital Research and Management Company:

Entities	No. of shares
Capital Income Builder	342,000
Capital International - Global Equity Fund	220,000
EuroPacific Growth Fund	26,045,000
Fundamental Investors	5,249,457
The Income Fund of America	44,007,219
International Growth and Income Fund	8,155,859
New World Fund, Inc.	615,000
American Funds Insurance Series - Global Balanced Fund	15,660
American Funds Insurance Series - Global Growth and Income Fund	2,212,877
American Funds Insurance Series - New World Fund	200,000
American Funds Insurance Series - High Income Bond Fund and American High-Income Trust		(1)

(1) Exchangeable bonds corresponding to 0.26% of the voting rights in PT.

On 13 February 2012, PT further disclosed that Capital Research and Management Company held a qualified holding corresponding to a total of 42,952,953 ordinary shares representing 4.79% of PT’s share capital and corresponding voting rights.

•                  On 30 November 2011, Telemar Norte Leste SA (“TMAR”) held a qualified holding corresponding to 64,557,566 shares representing 7.20% of PT’s share capital and corresponding voting rights.

TMAR is controlled by Tele Norte Leste Participações S.A., which is controlled by Telemar Participações S.A. Telemar Participações S.A., in turn, is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Luxemburgo Participações S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social - PETROS and Bratel Brasil, S.A.

•                  On 31 December 2011, Caixa Geral de Depósitos Group (“Group CGD”) held a qualified holding corresponding to 56,011,952 shares, representing 6.25% of the share capital and voting rights in PT. Group CGD’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Caixa Geral de Depósitos, S.A.	54,771,741
Parcaixa Negociação	126,800
Companhia de Seguros Fidelidade - Mundial, S.A.	589,552
Caixa Banco de Investimento	100,000
Império Bonança - Companhia de Seguros, S.A.	17,831
Fundo de Pensões da CGD	406,028
Total	56,011,952

•                  On 27 December 2011, PT informed that UBS AG held, directly and indirectly, a qualified holding in PT corresponding to 45,309,635 shares representing 5.05% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
UBS AG	19,358,816
UBS AG on behalf of several of its clients	13,470,779
CCR Asset Management	1,442,458
UBS Financial Services Inc.	223,498
UBS Fund Management (Switzerland) AG	1,155,933
UBS Fund Services (Luxembourg) SA	4,844,021
UBS Global Asset Management (Americas) Inc	15,597
UBS Global Asset Management (Japan) Ltd	135,084
UBS Global Asset Management (Deutschland) GmbH	582,505
UBS Global Asset Management (UK) Ltd	3,800,379
UBS Global Asset Management Life Ltd	173,683
UBS O`Connor LLC	106,882
Total	45,309,635

On 12 January 2012, PT further disclosed that UBS AG held a qualified holding corresponding to a total of 42,024,498 ordinary shares representing 4.69% of PT’s share capital and corresponding voting rights.

•                  On 13 December 2011, PT informed that Norges Bank held a qualified holding corresponding to 44,852,919 PT shares representing 5.00% of the share capital and voting rights in PT.

On 6 February 2012, PT further disclosed that Norges Bank held a qualified holding corresponding to a total of 44,442,888 ordinary shares representing 4.96% of PT’s share capital and corresponding voting rights.

•                  On 23 September 2011, PT informed that The Income Fund of America, Inc. (“IFA”) held a qualified holding corresponding to 44,575,845 shares representing 4.97% of PT’s share capital and voting rights.

PT was informed that IFA granted to Capital Research and Management Company proxy voting authority relating to this qualified holding.

On 3 February 2012, PT further disclosed that IFA held less than 2% of PT´s share capital and corresponding voting rights.

•                  On 31 December 2011, Brandes Investment Partners, L.P. (controlled by Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby) held powers to exercise voting rights, on behalf of its clients, in respect of a total of 25,695,675 PT shares (of which 5,586,786 corresponded to shares through American Depositary Receipts, each representing one ordinary share, and 20,108,889 consisted of ordinary shares), representing 2.87%% of PT’s share capital, which corresponds to a qualified holding in the same amount. Brandes Investment Partners, L.P. further held shared dispositive power, to be exercised on behalf of its clients, in respect of 34,628,566 PT shares (of which 8,891,612 corresponded to shares through American Depositary Receipts, each representing one ordinary share, and 25,736,954 consisted of ordinary shares), representing 3.86% of PT’s share capital. The aggregate amount of shares in respect of which Brandes Investment Partners, L.P. held dispositive powers and/or voting powers was 34,628,566 shares representing 3.86% of PT’s share capital (which was disclosed as beneficial ownership pursuant to applicable U.S. law).

•                  On 11 October 2010, PT informed that Europacific Growth Fund (“EUPAC”) held a qualified holding in PT corresponding to 18,061,608 shares representing 2.01% of PT’s share capital and voting rights.

PT was informed that EUPAC granted to Capital Research and Management Company proxy voting authority relating to this qualified holding.

After this date, PT has become aware of modifications to EUPAC’s holding through Capital Research and Management Company’s communications on qualified holdings. On 20

February 2012, within the disclosure of a holding held by Capital Research and Management Company, PT disclosed that EUPAC held a qualified holding corresponding to a total of 23,045,000 ordinary shares representing 2.57% of PT’s share capital and voting rights.

•                  On 12 December 2011, PT informed that Barclays Plc held a long position corresponding to 23,689,084 PT shares, representing 2.64% of the share capital and voting rights in PT.

Barclays Plc’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Barclays Bank Plc	1,121
Barclays Bank Plc – France	944
Barclays Merchant Bank (Singapore) Ltd	4,260,000
Palomino	719,174
Barclays Capital Securities Ltd	18,600,515
Barclays Wealth Managers Portugal – SGFIM S.A.	107,330
Total	23,689,084

On 6 March 2012, PT further disclosed that Barclays Plc held a long position on 22,791,762 ordinary shares representing 2.54% of PT’s share capital and corresponding voting rights.

•                  On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 77.85% owned by Mr. Fernando Campos Nunes) held, directly and indirectly, a qualified holding corresponding to 23,642,885 PT shares, representing 2.64% of PT`s share capital and voting rights, as set out below:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by Visabeira Group)	12,119,672
Total	23,642,885

•                  On 14 December 2011, PT informed that JPMorgan Chase & Co. (“JPMorgan”) held a qualified holding and a log position in PT corresponding to 21,590,141 shares representing 2.41% of PT’s share capital and voting rights.

Additionally, PT was informed that the shares corresponding to such qualified holding and long position are directly held by J.P. Morgan Securities Ltd., a subsidiary of JPMorgan.

On 9 January 2012, PT further disclosed that JPMorgan’s holding was reduced to less than 2% of PT’s share capital and corresponding voting rights.

•                  On 10 December 2009, BlackRock Inc. indirectly held a qualified holding in PT corresponding to 21,025,118 shares representing 2.35% of PT’s share capital and voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited.

•                  On 3 February 2010, Controlinveste International Finance, S.A. held 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT was informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos – Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos – Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to paragraph 1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                  On 24 June 2010, Telefónica, S.A. held 18,122,661 PT shares representing 2.02% of the share capital and voting rights in PT.

This qualified holding was notified by Telefónica to PT on 23 June 2010. Subsequently, on 28 June 2010, CMVM announced to the market a draft decision of its Management Board according to which the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica. To date, the CMVM did not disclose any final decision nor did Telefónica communicate to PT any change or correction as regards that qualified holding.

On 22 January 2012, PT further disclosed that Telefónica reduced its holding to less than 2% of the voting rights corresponding to the share capital of PT and its long position corresponded to 44,640,099 shares representing 4.98% of PT’s share capital.

List of the holdings pursuant to the terms of article 447 of the Portuguese Commercial Companies Code

I. Number of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT which are held by members of the Board of Directors or by the Statutory Auditor of PT, as at 31 December 2011:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Zeinal Bava owns 63,161 PT shares.

Luís Pacheco de Melo owns 45 PT shares.

Alfredo José Silva de Oliveira Baptista owns 8,193 PT shares.

Carlos Alves Duarte owns 40 PT shares.

Pedro Humberto Monteiro Durão Leitão owns 758 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Shakhaf Wine does not own any securities issued by PT or other companies in a control or group relationship with PT.

Otávio Marques de Azevedo does not own any securities issued by PT or other companies in a control or group relationship with PT. Otávio Marques de Azevedo is the Chairman of the Board of Directors of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 64,557,566 ordinary shares representing 7.20% of PT’s share capital and voting rights.

Francisco Manuel Marques Bandeira owns 287 PT shares. His spouse owns 236 PT shares. Francisco Manuel Marques Bandeira is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 56,011,952 PT ordinary shares, corresponding to 6.25% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any securities issued by PT or other companies in a control or group relationship with PT.

João Manuel de Mello Franco owns 12,986 PT shares. His spouse owns 322 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which holds a qualified holding of 101,697,989 PT ordinary shares, corresponding to 11.34% of PT’s share capital and voting rights. On 15 February 2012, PT further disclosed that BES held a qualified holding corresponding to a total of 93,697,989 ordinary shares representing 10.45% of PT’s share capital and corresponding voting rights.

Mário João de Matos Gomes does not own any securities issued by PT or other companies in a control or group relationship with PT.

Pedro Jereissati does not own any securities issued by PT or other companies in a control or group relationship with PT. Pedro Jereissati is the Chief Executive Officer of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 64,557,566 ordinary shares representing 7.20% of PT’s share capital and voting rights.

Gerald Stephen McGowan does not own any securities issued by PT or other companies in a control or group relationship with PT.

Rafael Luís Mora Funes does not own any securities issued by PT or other companies in a control or group relationship with PT. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Maria Helena Nazaré does not own any securities issued by PT or other companies in a control or group relationship with PT.

Amílcar Carlos Ferreira de Morais Pires owns 3,242 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which holds a qualified holding of 101,697,989 PT ordinary shares, corresponding to 11.34% of PT’s share capital and voting rights. On 15 February 2012, PT further disclosed that BES held a qualified holding corresponding to a total of 93,697,989 ordinary shares representing 10.45% of PT’s share capital and corresponding voting rights.

Francisco Teixeira Pereira Soares does not own any securities issued by PT or other companies in a control or group relationship with PT.

Jorge Humberto Correia Tomé does not own any securities issued by PT or other companies in a control or group relationship with PT. Jorge Humberto Correia Tomé is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 56,011,952 PT ordinary shares, corresponding to 6.25% of PT’s share capital and voting rights.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which holds a qualified holding of 23,642,885 PT ordinary shares, corresponding to 2.64% of PT’s share capital and voting rights.

Milton Almicar Silva Vargas does not own any securities issued by PT or other companies in a control or group relationship with PT.

Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any securities issued by PT or other companies in a control or group relationship with PT.

II. Transactions of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT, entered into by members of the Board of Directors or by the Statutory Auditor of PT:

Pursuant to the terms of article 248-B of the Portuguese Securities Code and article 14, paragraph 7 of CMVM Regulation no. 5/2008, PT provides the following information regarding the acquisitions, encumbrances or disposals of shares or bonds issued by PT or by companies in a controlling or group relationship with PT carried out in 2011 by the members of the management and supervisory bodies of PT (and of other entities mentioned in article 447 of the Portuguese Companies Code):

•                  Banco Espírito Santo, S.A. (“BES”) informed PT that Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES, carried out the following transactions on PT shares during the first half of 2011:

			No. of	Average Price
Date	Transaction	Location	Shares	(Euro)
27-01-2011	Acquisition	Regulated Market	750,000	8.54
20-05-2011	Acquisition	Regulated Market	4,000,000	8.72
08-06-2011	Acquisition	Regulated Market	250,000	7.32
08-06-2011	Disposal	Regulated Market	4,000,000	7.33
14-06-2011	Acquisition	Regulated Market	100,000	7.12

•                  On 22 August BES informed PT that Avistar carried out the following transactions on PT shares:

			No. of
Date	Transactions	Location	Shares	Price (Euro)
			455,556	5.71
			100,547	5.70
			46,159	5.69
			44,915	5.68
			51,615	5.67
			58,551	5.66
			425	5.65
			3,500	5.64
05-08-2011	Acquisitions	Regulated Market	24,095	5.63
			9,500	5.61
			5,000	5.60
			6,025	5.59
			2,613	5.58
			16,422	5.56
			1,500	5.55
			8,654	5.54
			10,363	5.52

			No. of
Date	Transactions	Location	Shares	Price (Euro)
			2,861	5.51

			183,265	5.71
			40,398	5.70
			7,921	5.69
08-08-2011	Acquisitions	Regulated Market	35,000	5.68
			30,007	5.67
			8,471	5.66
			21,301	5.65
			5,000	5.64

			4,286	5.65
			33,534	5.60
			7,227	5.59
			5,000	5.58
			25,169	5.57
			25,000	5.56
09-08-2011	Acquisitions	Regulated Market	42,500	5.55
			10,499	5.54
			25,468	5.53
			88,700	5.52
			1,000	5.51
			88,818	5.50
			5,000	5.49
			2,500	5.47

			5,000	5.63
			13,248	5.62
09-08-2011	Disposals	Regulated Market	52,106	5.61
			162,931	5.60
			20,158	5.59
			4,537	5.58

09-08-2011	Acquisitions	OTC	6,000,000	5.58

			3,918	5.83
			50,538	5.82
			22,919	5.81
			44,637	5.80
10-08-2011	Disposals	Regulated Market	40,548	5.79
			60,224	5.78
			51,452	5.77
			107,000	5.76
			78,071	5.75

11-08-2011	Disposals	Regulated Market	14,679	5.78

			40,000	5.95
			16,220	5.93
			15,000	5.92
12-08-2011	Disposals	Regulated Market	5,000	5.91
			45,000	5.90
			80,000	5.89
			79,079	5.88
			111,713	5.87

			No. of
Date	Transactions	Location	Shares	Price (Euro)
			42,000	5.86
			119,866	5.85
			100,000	5.84
			43,959	5.83
			42,627	5.82
			26,832	5.81
			18,000	5.80
			17,000	5.79
			10,092	5.78

16-08-2011	Disposals	OTC	6,000,000	5.57

•                  On 15 September BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	No. of Shares	Price (Euro)
			104,563	5.53
			16,223	5.54
12-Sep-11	Acquisition	Regulated Market	61,636	5.55
			165,003	5.56
			30,144	5.57
			45,000	5.58

			7,855	5.32
			11,953	5.33
			30,618	5.34
			27,688	5.35
			47,682	5.36
			40,885	5.37
			7,531	5.38
			14,037	5.39
			46,012	5.40
			22,739	5.41
			25,000	5.42
13-Sep-11	Acquisition	Regulated Market	10,000	5.43
			20,297	5.44
			57,354	5.45
			55,100	5.46
			17,156	5.47
			32,334	5.48
			21,252	5.49
			19,727	5.50
			4,927	5.51
			63,126	5.52
			17,928	5.53
			117,426	5.54
			463,147	5.55

Additionally, PT was informed of the following transactions on PT shares carried out by Avistar:

a)             on 12 September 2011:

•                  Acquisition of 3 million PT shares, over-the-counter, at an average price of Euro 5.56;

•                  Execution of one call option and one sell option in respect of 3 million PT shares, for a term of three weeks and the price of which shall be determined by taking into account the market value of the underlying asset.

b)             on 13 September 2011:

•                  Acquisition of 6 million PT shares, over-the-counter, at an average price of Euro 5.42;

•                  Execution of two call options and two sell options in respect of 6 million PT shares, for a term of three weeks and the price of which shall be determined by taking into account the market value of the underlying asset.

•                  On 28 September BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transation	Location	No of Shares	Price (Euro)
			129,802	5.3
			7,635	5.34
			10,000	5.35
22-Sep-11	Acquisition	Regulated Market	12,036	5.36
			79,202	5.37
			167,746	5.38
			165,617	5.39
			575,399	5.4

			1,564	5.17
			10,000	5.18
			18,364	5.19
			18,864	5.2
			19,002	5.21
			24,013	5.22
23-Sep-11	Acquisition	Regulated Market	24,720	5.23
			19,305	5.24
			21,479	5.25
			26,608	5.26
			43,294	5.27
			15,475	5.28
			9,946	5.29
			7,366	5.3

Additionally, PT was informed that the following transactions have been carried out by Avistar:

a)             on 22 September 2011:

•                  Acquisition of 5 million PT shares, over-the-counter, at an average price of Euro 5.40;

•                  Execution of one call option and one put option in respect of 2 million PT shares, with maturity on 30 September 2011;

•                  Execution of a Total Return Share Swap in respect of 3 million PT shares, with maturity on 7 October 2011.

b)             on 23 September 2011:

•                  Acquisition of 6 million PT shares, over-the-counter, at an average price of Euro 5.25;

•                  Disposal of 6 million PT shares, over-the-counter, at an average price of Euro 5.20;

•                  Execution of one call option and one put option in respect of 6 million PT shares, with maturity on 14 October 2011.

c)              on 26 September 2011:

•                  Disposal of 2 million PT shares, over-the-counter, at an average price of Euro 5.41;

•                  On 30 September following the receipt of an addenda to notifications made by BES, PT informed about the transactions made by Avistar which had been disclosed on 15 and 28 September 2011, as follows:

•                  Transactions disclosed on 15 September 2011: PT was informed that the acquisition of 6,000,000 PT shares made on 13 September 2011, over-the- counter, comprised the purchase of one block of 3,000,000 PT shares at a price of Euro 5.35 per share, and of another block of 3,000,000 at a price of Euro 5.48 per share;

•                  Transactions disclosed on 28 September 2011: PT was informed that the acquisition of 5,000,000 PT shares made on 22 September 2011, over-the-counter, comprised the purchase of one block of 2,000,000 PT shares and of another block of 3,000,000 PT shares, both at a price of Euro 5.40 per share.

•                  On 11 October BES informed PT of the following transactions on PT shares that had been carried out, on 4 October 2011, by Avistar:

•                  Acquisition of 3 million PT shares, over-the-counter, at a price of Euro 5.20 per share;

•                  Acquisition of 3 million PT shares, over-the-counter, at a price of Euro 5.15 per share;

•                  Disposal of 3 million PT shares, over-the-counter, at a price of Euro 5.18 per share.

PT further informed that, on 7 October 2011, Avistar disposed of 3 million PT shares, over-the-counter, at a price of Euro 5.36 per share.

•                  On 19 October BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Disposal of 6 million PT shares, on 14 October 2011, over-the-counter, at a price of Euro 5.31 per share;

•                  Disposal of 3 million PT shares, on 18 October 2011, over-the-counter, at a price of Euro 5.27 per share.

•                  On 31 October BES informed PT that Avistar carried out, on 25 October 2011, the following transactions on PT shares:

•                  Disposal of 3 million PT shares, over-the-counter, at a price of Euro 5.149 per share;

•                  Acquisition of 4 million PT shares, over-the-counter, at a price of Euro 5.05 per share;

•                  Acquisition of 4 million PT shares, over-the-counter, at a price of Euro 5.08 per share;

•                  Execution of two call options and two put options in respect of 8 million PT shares, with maturity on 3 November 2011. The price of such options is determined in accordance with the market value of the underlying asset.

•                  On 8 November BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 1 November 2011, of 4 million PT shares, over-the-counter, at a price of Euro 5.05 per share;

•                  Acquisition, on 1 November 2011, of 8 million PT shares, over-the-counter, at a price of Euro 4.85 per share;

•                  Disposal, on 1 November 2011, of 4 million PT shares, over-the-counter, at a price of Euro 4.85 per share;

•                  Execution, on 1 November 2011, of one call option, one put option and a total return swap in respect of 12 million PT shares, with maturity on 15 November

2011. The price of such instruments is determined in accordance with the market value of the underlying asset;

•                  Acquisition, on 2 November 2011, of 4 million PT shares, over-the-counter, at a price of Euro 4.80 per share;

•                  Execution, on 2 November 2011, of one call option and one put option in respect of 4 million PT shares, with maturity on 2 December 2011. The price of such options is determined in accordance with the market value of the underlying asset;

•                  Disposal, on 3 November 2011, of 4 million PT shares, over-the-counter, at a price of Euro 5.0414 per share;

•                  Disposal, on 7 November 2011, of 8 million PT shares, over-the-counter, at a price of Euro 5.05 per share.

•                  On 18 November BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Disposal, on 16 November 2011, of 4 million PT shares, over-the-counter, at a price of Euro 4.911 per share.

•                  On 28 November BES informed PT that Avistar carried out the following transactions on PT shares:

				Price per share
Date	Transaction	Location	No. of Shares	(Euro)
22-Nov-11	Acquisition	Regulated Market	374,697	4.54
			54,244	4.52

			1,000	4.487
23-Nov-11	Acquisition	Regulated Market	1,970	4.488
			2,000	4.489
			365,889	4.49

Additionally, PT was informed of the following over-the-counter transactions on PT shares that have been carried out by Avistar:

a)             on 21 November 2011:

•                  Acquisition of 8 million PT shares at a price of Euro 4.72 per share;

•                  Acquisition of 4 million PT shares at a price of Euro 4.66 per share;

•                  Execution of three financial instruments, one call option and one put option in respect of 8 million PT shares, with maturity on 2 January 2012, and a total Return Swap in respect of 4 million shares with maturity on 2 December 2011. The price of such instruments is determined in accordance with the market value of the underlying asset.

b)             on 22 November 2011:

•                  Acquisition of 8 million PT shares at a price of Euro 4.63 per share;

•                  Disposal of 4 million PT shares at a price of Euro 4.62 per share;

•                  Execution of one call option and one put option in respect of 8 million PT shares, with maturity on 2 December 2012. The price of such options is determined in accordance with the market value of the underlying asset.

c)              on 23 September 2011:

•                  Disposal of 8 million PT shares at a price of Euro 4.5555 per share;

•                  Disposal of 8 million PT shares at a price of Euro 4.6212 per share;

•                  Acquisition of 8.5 million PT shares at a price of Euro 4.51 per share;

•                  Execution of one call option and one put option in respect of 8.5 million PT shares, with maturity on 5 December 2012. The price of such options is determined in accordance with the market value of the underlying asset.

•                                          On 9 December BES informed PT that Avistar carried out the following transactions on PT shares:

				Price (Euro)
Date	Transaction	Location	No. of Shares	per share
2-Dec-11	Disposal	Regulated Market	100,000	4.725
	Disposal	Regulated Market	250,000	4.725

Additionally, PT was informed that, also on 2 December 2011, Avistar disposed of 4 million PT shares, over-the-counter, at a price of Euro 4.725 per share and that, on 5 December 2011, Avistar executed one call option and one put option in respect of 8.5 million PT shares, with maturity on 12 December 2011. The price of such options is determined in accordance with the market value of the underlying asset.

•                                          On 14 December BES informed PT that, on 12 December 2011, Avistar disposed of 8,5 million PT shares, over-the-counter, at a price of Euro 4.651 per share.

•                  On 27 December BES informed PT that Avistar carried out the following transactions on PT shares:

			No. of	Price (Euro)
Date	Transaction	Location	Shares	per share
16-Dec-11	Acquisition		4,000,000	4.481

	Acquisition		8,000,000	4.53
19-Dec-11		Over-the-counter
	Disposal		10,000,000	4.543

	Disposal		4,000,000	4.541
23-Dec-11
	Acquisition		10,000,000	4.547

Additionally, PT was informed that, on 19 December 2011, Avistar executed one call option and one put option in respect of 8,000,000 PT shares, with maturity on 9 January 2012. The price of such options is determined in accordance with the market value of the underlying asset.

In addition, PT was informed that Avistar is an entity closely related to PT’s non-executive director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar.

•                  RS Holding, SGPS, S.A. (“RS Holding”), acting as an entity closely related to PT’s non-executive directors Nuno Rocha dos Santos de Almeida e Vasconcellos and Rafael Luís Mora Funes, who simultaneously are directors of RS Holding, informed PT of the following transactions on PT shares and related financial instruments carried out on 27 May 2011 by the companies Ongoing - Strategy Investments, SGPS, S.A. (“OSI”), Insight Strategic Investments, SGPS, S.A. (“Insight”) and Nivalis Holding BV (“Nivalis”), all directly or indirectly controlled by RS Holding:

				Number of
				PT ordinary
Entity	Nature	Location	Amount (Euro)	shares
OSI/Nivalis	Contribution in kind in Nivalis’s share capital increase	OTC	Not applicable	22,600,000

Insight/Nivalis	Contribution in kind in Nivalis’s share capital increase	OTC	Not applicable	37,804,969
Nivalis	Purchase	OTC	257,990,160	29,695,000
Nivalis	Equity swap with cash settlement	OTC	Not applicable	29,695,000

•                  Telemar Norte Leste S.A. (“Telemar”), acting as an entity closely related to PT’s non-executive directors Pedro Jereissati and Otávio Marques de Azevedo as these PT directors are also directors of Telemar, informed PT that, on 19 April 2011, Telemar acquired, on an OTC transaction, 35,860,500 PT shares, at a price of Euro 8.11 per share, subject to possible price adjustments.

Report and opinion of the audit committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE STANDALONE ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2011

1 — Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, S.A. (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Company’s Standalone Annual Report and Accounts for the year ended december 31, 2011 and the proposal for application of profits presented by the Board of Directors.

The financial statements included in the Standalone Annual Report and Accounts refer to the Company’s activity at an individual level and were prepared in accordance with accounting principles generally accepted in Portugal, as established by the new Portuguese System of Accounting Harmonization. The Company has prepared, in accordance with applicable legislation, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, published separately.

2 — Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2011, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the Company’s financial information preparation and disclosure processes.

In the course of 2011, the Audit Committee issued (a) 13 Preapproval Opinions on Proposals of Related Party Transactions, as defined in Internal Ruling n.° 111CA, dated February 23, 2011, as well as (b) 5 other Opinions and Decisions on various matters submitted by the Company’s Chairman and/or Executive Committee, including the opinion on the proposed variable compensation of the Executive Committee and the decision of consent to the payment to shareholders of an advance on the profits for the year.

Sociedade Aberta - Numero unico de matricula e identificacao fiscal 503 215 058 - CRC de Lisboa - Capital Social € 26.895.375.00

COMISSÃO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40  1069-300 Lisboa - Portugal

Tel (+351) 21 500 1200 Fax (+351) 21 500 2107

www.telecom.pt

During the fiscal year 2011, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Standalone Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned standalone financial statements approved by the Board of Directors, which were issued without any qualifications.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function, which obtained in 2011 the renewal, by the IIA, of its certification of quality.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2011, by reference to the year of 2010, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31/12/2011.

As provided for in paragraph 5 of Article 420.° of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.° -A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2011 disclosed in the Company’s website.

3 - Opinion on the Standalone Annual Report and Accounts for the fiscal year of 2011 and the related proposal for application of profits and distribution of retained earnings

Taking into consideration the above-mentioned, it is the opinion of the Audit Committee that:

1 - The Standalone Annual Report and Accounts for the year ended december 31, 2011, which include the standalone balance sheet, the standalone income statement, the standalone statements of changes in equity and of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA, and should be approved by the General Shareholders Meeting of PT SGPS;

2 - The proposal for application of profits and distribution of retained earnings presented by the Board of Directors, and included in the Standalone Annual Report for the year ended december 31, 2011, should also be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, march 23, 2012

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/João Manuel de Mello Franco
(João Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto	/s/ Mário João de Matos Gomes
(José Guilherme Xavier de Basto)	(Mário João de Matos Gomes)

Statutory auditor’s report

P. MATOS SILVA,

GARCIA JR., P. CAIADO

& ASSOCIADOS

SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS’ OPINION ON THE STAND ALONE FINANCIAL STATEMENTS

INTRODUCTION

1. We have examined the stand alone financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2011, comprising the balance sheet as of December 31, 2011 (which reflect total assets of 10.053.979.621 Euros and a total equity of 2.728.709.362 Euros, including a net income for the year of 342.259.821 Euros), and the income statement, the statement of changes in shareholders’ equity, the statement of cash flows and the notes to the financial statements for the year then ended. These financial statements relate to the standing alone activity of the Company and have been prepared in accordance with accounting principles generally accepted in Portugal.

RESPONSIBILITIES

2. The Board of Directors is responsible for the preparation of stand alone financial statements which present a true and Fair view of the stand alone state of affairs, results of operations, changes in shareholders equity’ and cash flows of the Company, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced its operations, financial position, changes in shareholders’ equity and results of operations.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4. Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the stand alone financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the financial statements, assessment of the adequacy of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the financial statements, and evaluation of the overall adequacy of the presentation of the financial Statements.

5. Our examination also included the checking that the financial information included in the stand alone Report of the Board of Directors is in agreement with the stand alone financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451o of the Portuguese Commercial Companies Code.

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luisa Maria Rebordão

Rua de Olivença, 21 – Edificio Topázio – Sa1a 407	3000-306 Coimbra	Telf.: 239 836 532	Fax: 239 836 937	E-mail: ms.sroc.co@mail.telepac.pt
Rua Luciano Cordeiro, 113, 6° Esquerdo	1150-214 Lisboa	Telf.: 213 522 176	Fax: 213 521 924	E-mail: ms.sroc.lx@netcado.pt

Capital social: 8 000 €uros - Conitribuinte n° 501 801 804 – Inscrição na O.R.O.C. com o n° 44

Inscrição no Registo de Auditores da Comissão do Mercado de Valores Mobiliários n° 1054

6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7. In our opinion, the stand alone financial statements mentioned above, give a true and fair view, in all material respects, of the stand alone financial condition of Portugal Telecom, SGPS, S.A. as of December 31, 2011, and of its stand alone results of operations, changes in shareholders’ equity and cash flows for the year then ended, in accordance with accounting principles generally accepted in Portugal.

REPORT ON OTHER LEGAL MATTERS

8. It is also our opinion that the financial information included in the stand alone Report of the Board of Directors is in agreement with the stand alone financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245°-A of the Portuguese Securities Code.

Lisbon, March 23, 2012

P. Matos Silva, Garcia Jr., P. Caiado & Associados

Sociedade de Revisores Oficiais de Contas, Lda.

represented by

/s/ Pedro Matos Silva
Pedro Matos Silva

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luísa Maria Rebordão

Independent auditor’s report

Deloitte & Associados, SROC S.A
Inscriçào na OROC n° 43
Registo na CMVM n° 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS’ REPORT

SEPARATE FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.                                       Pursuant to the article 245° of Portuguese Securities Market Code, we hereby present our Auditors’ Report on the financial information contained in the Board of Directors’ Report and the accompanying financial statements of Portugal Telecom, SGPS, S.A. (“the Company”), for the year ended 31 December 2011, which comprise the balance sheet as of 31 December 2011 that presents a total of 10,053,979,621 Euros and shareholders’ equity of 2,728,709,362 Euros (net of a distribution of an advance of 2011 net income, amounting to 184,799,868 Euros), including a net profit of 342,259,821 Euros, the statements of income by natures, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.                                       The Company’s Board of Directors is responsible for: (i) the preparation of financial statements that present a true and fair view of the financial position of the Company, the results of its operations, the changes in shareholders’ equity and its cash flows; (ii) the preparation of historical financial information in accordance with generally accepted accounting principles in Portugal that is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of an appropriate system of internal control and; (iv) the disclosure of any significant facts that have influenced its operations, financial position or results of operations.

3.                                       Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Scope

4.                                       Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes assessing the adequacy of the accounting policies used and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, assessing the adequacy of the overall presentation of the financial statements and assessing that, in all material respects, the information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the information included in the Board of Directors’ Report is consistent with the financial statements, as well as the provisions set out in paragraphs 4 and 5 of Article 451° of the Commercial Companies Code (“Código das Sociedades Comerciais”). We believe that our audit provides a reasonable basis for expressing our opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500.000,00 Euros | Matricula C.R.C. de Lisboa e NIPC: 501 776 311

Sede: Edifício Atrium Saldanha, Praça Duque de Saldanha, 1 - 6°, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13°, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Opinion

5.                                       In our opinion, the financial statements referred to in paragraph 1 above, present fairly in all material respects for the purposes explained in paragraph 6 below, the financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2011 and the results of its operations, the changes on its shareholders’ equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Emphasis

6.                                       The financial statements referred to in paragraph 1 above refer to the Company’s operations on an individual basis and were prepared in conformity with generally accepted accounting principles in Portugal for approval and publication in accordance with current legislation. As explained in Note 3.4. the investments in group and associated companies are recorded by the equity method. The Company prepared, in accordance with current legislation, consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union, for separate approval and publication.

Report on other legal requirements

7.                                       It is also our opinion that the financial information included in the Board of Directors’ Report is consistent with the financial statements for the year and the report on the corporate governance practices includes the information required to the Company, under Article 245° - A of the Portuguese Securities Market Code.

Lisbon, 23 March 2012

/s/ João Luís Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.